Exhibit 10.1

Execution Copy

BRANCH PURCHASE AGREEMENT

by and between

MERCANTILE BANK

and

HNB NATIONAL BANK

Dated as of October 19, 2011

i

TABLE OF CONTENTS
(continued)

		Page

4.10	Exclusivity of Representations	27

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS	27

5.1	Conduct of Business of Seller Prior to the Closing Date	27
5.2	Forbearances of Seller	27
5.3	Exclusivity	29
5.4	Notification	29

ARTICLE VI	ADDITIONAL AGREEMENTS	29

6.1	Regulatory Matters	30
6.2	Access to Information	31
6.3	Public Disclosure	31
6.4	Employees; Employee Benefit Matters	31
6.5	Additional Agreements	31
6.6	Additional Agreements Regarding Tax Matters	32
6.7	Post-Closing Confidentiality	33
6.8	Cooperation	34
6.9	Purchaser Lease Agreement	34
6.10	Real Property	34
6.11	Non-Solicitation of Business	37
6.12	Covenant Not to Compete	36

ARTICLE VII	CONDITIONS PRECEDENT	37

7.1	Conditions to Each Party’s Obligation to Effect the Closing	37
7.2	Conditions to Obligations of Purchaser	37
7.3	Conditions to Obligations of Seller	38

ARTICLE VIII	TERMINATION AND AMENDMENT	38

8.1	Termination	38
8.2	Effect of Termination	39
8.3	Amendment	39
8.4	Extension; Waiver	39

ARTICLE IX	INDEMNIFICATION	39

9.1	Survival of Representations and Warranties and Agreements	39
9.2	Indemnification by Seller	40
9.3	Indemnification by Purchaser	40
9.4	Tax and Benefit Liability Indemnification	40
9.5	Indemnification Procedure	41
9.6	Exclusive Remedy	42
9.7	Damages Net of Insurance	43

ARTICLE X	GENERAL PROVISIONS	43

10.1	Expenses	43
10.2	Notices	43
10.3	Interpretation	44
10.4	Counterparts	44

TABLE OF CONTENTS
(continued)

INDEX OF DEFINED TERMS

Accrued Interest	1
Acquired Asset	12
Affiliate	1
Agreement	1
Articles of Association	1
Assumed Liability	12
Balance Sheet	15
Bank Benefit Plans	18
Bank Confidential Information	1
Bank Financial Statements	15
Bank Intellectual Property	22
Bank Policies	21
BHCA	2
Branches	2
Business Day	2
Cap	2
Cash on Hand	2
Closing	9
Closing Date	3
Closing Net Asset Value	10
Closing Statement	10
Code	3
Collateral Source	43
Combined Tax Return	3
Confidentiality Agreement	3
Controlled Group Liability	3
Controlling Party	41
Corporate Entity	3
Covered Claim	45
Damages	3
Deposit Liabilities	4
Deposit Premium	4
Deposit(s)	3
Designated Purchaser Representations	40
Designated Seller Representations	40
Disclosing Party	33
Disclosure Schedule	4
Employment Agreement	4
Environmental Laws	21
Environmental Report	21
ERISA	4
Estimated Net Asset Value	4
Excluded Assets	12
Excluded Liabilities	13
FDIC	15
Federal Reserve Board	4
Final Net Asset Value	11
GAAP	4
Governmental Entity	4
HSR Act	5

INDEX OF DEFINED TERMS
(continued)

Indemnified Party	41
Indemnifying Party	41
Independent Accounting Firm	11
Intellectual Property	5
Interim Period	5
IRS	5
Knowledge	5
Lien	5
Loan Documents	5
Loan Tape	5
Loans	5
Material Adverse Effect	6
Material Contract	19
Non-Controlling Party	41
Obligor	23
Outside Date	38
Owned Real Property	22
Person	6
Personal Property	6
Personal Property Leases	6
Post-Closing Period	7
Pre-Closing Period	7
Property Taxes	7
Proposed Allocation	32
Purchaser	1
Purchaser Indemnitees	40
Purchaser Material Adverse Effect	7
Purchaser Regulatory Approvals	26
Purchaser Representatives	31
Records	7
Regulatory Agencies	15
Regulatory Approvals	7
Reports	15
Requisite Regulatory Approvals	15
Safe Deposit Agreements	8
Secondary Transaction	30
Seller	1
Seller Indemnitees	40
SRO	8
Subsidiary	8
Tax	8
Tax Claim	8
Tax Data	32
Tax Documentation	32
Tax Return	8
Taxes	8
Third Party Tax Claim	41
Threshold Amount	40
Total Consideration	32
Transfer Taxes	33

v

INDEX OF DEFINED TERMS
(continued)

BRANCH PURCHASE AGREEMENT

Branch Purchase Agreement (“Agreement”), dated as of  October 19, 2011, by and between Mercantile Bank, a Illinois banking corporation (“Seller”) and HNB National Bank, a Missouri commercial bank (“Purchaser”).  Certain capitalized terms have the meanings given to such terms in Article I.

RECITALS

WHEREAS, Purchaser wishes to acquire from Seller and Seller wishes to transfer to Purchaser, certain banking operations of Seller on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1           Certain Defined Terms.  Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“Accrued Interest” means, as of any date, (a) with respect to a Deposit, interest which is accrued on such Deposit to but excluding such date and not yet posted to the relevant deposit account and (b) with respect to a Loan, interest which is accrued on such Loan to but excluding such date and not yet paid.

“Acquired Asset” shall have the meaning stated in Section 2.6(a).

“Affiliate” of a Person shall mean any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

 “Agreement” shall have the meaning stated in the preamble to this Agreement.

“Articles of Association” shall mean the Articles of Association of Seller, as currently in effect.

“Assumed Liability” shall have the meaning stated in Section 2.6(c).

“Balance Sheet” shall have the meaning stated in Section 3.5(a).

“Balance Sheet Date” shall mean June 30, 2011.

“Bank Benefit Plans” shall have the meaning stated in Section 3.10(a).

“Bank Confidential Information” shall mean information concerning Seller’s customers and prospects, products and services, employees, Intellectual Property (including trade secrets), technology, financial or business plans and operations, and unpublished financial information, but shall exclude any such information to the extent related to the Excluded Assets or Excluded Liabilities.

“Bank Financial Statements” shall have the meaning stated in Section 3.5(a).

“Bank Intellectual Property” shall have the meaning stated in Section 3.18(a).

“Bank Policies” shall have the meaning stated in Section 3.16.

“BHCA” shall mean the Bank Holding Company Act of 1956, as amended.

“Branches” means each of the banking offices of Seller at (1) 301 W. Main Street, Savannah, Missouri and (2) 1602 S. Riverside Road, St. Joseph, Missouri.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in St. Louis, Missouri are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Cap” shall have the meaning stated in Section 9.2.

“Cash on Hand” means, as of any date, all petty cash, vault cash, teller cash, ATM cash, prepaid postage, currency, other cash, and cash equivalents held at a Branch.

“Change in Control” means, with respect to Seller, the occurrence of any one of the following events:

(1)           any person is or becomes a beneficial owner (other than Mercantile Bancorp, Inc. or its Affiliates), directly or indirectly, of 50% or more of the aggregate number of voting securities of Seller; provided, that the event described in this clause (1) will not be deemed to be a Change in Control by virtue of a Non-Qualifying Transaction;

 (2)           the consummation of a merger, consolidation, share exchange, or similar transaction that requires adoption by Seller’s shareholder (a “Business Combination”), unless immediately following such Business Combination: (x) more than 50% of the total voting power of the corporation resulting from such Business Combination (the “Surviving Corporation”), or, if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by voting securities of Seller that were outstanding immediately before such Business Combination (or, if applicable, is represented by shares into which such Voting Securities were converted pursuant to such Business Combination), and (y) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time Seller's Board of Directors approved the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (x) and (y) will be deemed a “Non-Qualifying Transaction”); or

(3)           the shareholder of Seller approves a plan of liquidation or dissolution or a sale of all of substantially all of Seller’s assets on a consolidated basis.

“Classified Loans” means the loans set forth in Section 1.1a of the Disclosure Schedule as may be updated from time to time with Purchaser’s and Seller’s consent.

“Closing” shall have the meaning stated in Section 2.4(a).

“Closing Date” shall mean the date on which the Closing actually occurs.

“Closing Net Asset Value” shall have the meaning stated in Section 2.5(a).

“Closing Statement” shall have the meaning stated in Section 2.5(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral Source” shall have the meaning stated in Section 9.7.

“Combined Tax Return” shall mean any consolidated, combined or unitary or other similar Tax Return that includes the Seller.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of August 21, 2011, by and between Hovde Securities LLC, on behalf of Seller, and Purchaser (as it may be amended from time to time).

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company or other organization, whether an incorporated or unincorporated organization.

“Damages” shall mean all damages, liabilities, claims, demands, obligations, fines, awards, losses, royalties, deficiencies, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ fees and expenses and consultants’ fees and expenses) actually suffered or incurred.

“Deposit(s)” means deposit liabilities with respect to deposit accounts booked by Seller at the Branches or allocated by Seller to the Branches, as of the close of business on the Business Day immediately prior to the Closing Date, which constitute “deposits” for purposes of the Federal Deposit Insurance Act, 12 U.S.C. § 1813, including collected and uncollected deposits and Accrued Interest, but excluding (1) those deposits identified by Purchaser and agreed to by Seller, in each case in such party’s reasonable judgment, prior to the Closing Date, (2) intercompany accounts associated with the business of Seller and its Affiliates (other than Seller and Seller Subsidiaries), (3) any deposits that are pledged as collateral for an Excluded Asset, and (4) any deposit that is involved in any pending or threatened litigation, mediation or arbitration as of the Closing Date.

“Deposit Liabilities” means all of the Seller’s duties, obligations and liabilities (including accrued but unpaid interest) relating to Deposit accounts, including individual retirement accounts, located at the Branch offices as of the Closing Date.

“Deposit Premium” shall mean 1.50% of the total amount of the Deposits.

“Designated Purchaser Representations” shall have the meaning stated in Section 9.1.

“Designated Seller Representations” shall have the meaning stated in Section 9.1.

“Disclosing Party” shall have the meaning stated in Section 6.7(b).

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of the Agreement and delivered by Seller to Purchaser concurrent with the execution and delivery of the Agreement.

“Employees” shall mean all current officers, directors and employees of Seller and Seller Subsidiaries.

“Employment Agreement” shall mean a contract, offer letter or agreement of Seller or any of its respective Affiliates with or addressed to any Employee to which Seller or any of its respective Affiliates has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

“Environmental Laws” shall have the meaning stated in Section 3.15.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Net Asset Value” shall have the meaning stated in Section 2.3.

“Excluded Assets” shall have the meaning stated in Section 2.6(b).

“Excluded Liabilities” shall have the meaning stated in Section 2.6(d).

“Federal Courts” shall have the meaning stated in Section 10.6(b).

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“Final Net Asset Value” shall have the meaning stated in Section 2.5(e).

“GAAP” shall mean United States generally accepted accounting principles as applicable to banks and bank holding companies, consistently applied during the periods involved.

“Governmental Entity” shall mean any court, administrative agency, arbitrator or commission or other governmental, prosecutorial or regulatory authority or instrumentality, or any SRO.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Illinois Courts” shall have the meaning stated in Section 10.6(b).

“Indemnified Party” shall have the meaning stated in Section 9.5(a).

“Indemnifying Party” shall have the meaning stated in Section 9.5(a).

“Independent Accounting Firm” shall have the meaning stated in Section 2.5(c).

“Intellectual Property” shall mean any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and any applications therefor, mask works, net lists, technology, web sites, know-how, trade secrets, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

“Interim Period” shall mean any taxable year or period commencing on or prior to the Closing Date and ending after the Closing Date.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” with respect to Seller shall mean the actual knowledge of those individuals set forth on Section 1.1(c) of the Disclosure Schedule.

“Lease Agreement” shall have the meaning stated in Section 2.4(b)(ii)(11).

“Lien” shall mean any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind.

“Loan Documents” means all Loan files and all documents included in Seller’s file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

“Loan Tape” means the data storage disk produced by Seller from its management information systems regarding the Loans and provided to Purchaser.  Seller will provide Purchaser with a preliminary version of the data storage disk within seven days of the date of this Agreement and a final version of the data storage disk three Business Days prior to the Closing Date.

“Loans” means, collectively, (i) overdrafts associated with the Deposits and (ii) the loans that are listed on the Loan Tape, as may be updated with Purchaser’s and Seller’s consent as of the Closing Date, but excluding any such overdraft or loan which, as of the Closing Date, (a) has been fully repaid, satisfied and discharged, (b) has been charged off and is classified as non-performing (which, for the avoidance of doubt, includes loans in non-accrual status, loans for which the collateral securing such loan has been repossessed or as to which collection efforts have been instituted or claim and delivery of foreclosure proceedings have been filed or are in the process of being filed, and loans in respect of which the obligor has filed a petition for relief under the United States Bankruptcy Code or otherwise has indicated a refusal to pay the loan as it becomes due); or (c) is the subject of any pending litigation, mediation or arbitration; provided, that, for the avoidance of doubt, the Loans listed on the Loan Tape will be limited to loans with a credit rating of 1, 2 or 3 and will exclude those five certain loans that the Seller and Purchaser have mutually agreed to exclude.

 “Material Adverse Effect” shall mean, with respect to Seller, any event, development, change or effect that (i) is, or would be reasonably likely to be, material and adverse to the business, operations, condition (financial or otherwise) or results of operations of the Branches taken as a whole or (ii) prevents, or would be reasonably likely to prevent, Seller from consummating the transactions contemplated hereby; provided that a Material Adverse Effect shall not be deemed to include effects to the extent resulting from (A) changes in applicable regulatory accounting requirements or GAAP, to the extent such changes do not disproportionately adversely affect the Branches, taken as a whole, compared to other depositary institutions and their subsidiaries (B) changes in laws, regulations or interpretations thereof by Governmental Entities, to the extent such changes do not disproportionately adversely affect the Branches, taken as a whole, compared to other depositary institutions and their subsidiaries (C) actions or omissions of Seller taken with the prior written consent of Purchaser or as required by the Transaction Documents, (D) the performance of this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby or any communication by Purchaser or any of its Affiliates of its plans or intentions (including in respect of Employees) with respect to the Acquired Assets or Assumed Liabilities or the announcement of the transactions contemplated by this Agreement, (E) changes in economic or political conditions or the financing, banking, currency or capital markets in general, (F) changes affecting industries, markets or geographical areas in which the Branches conduct their businesses, (G) any natural disaster or any acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any escalation or worsening thereof, or (H) any action that is required to be taken under any law or any agreement, note, bond, mortgage, indenture, deed of trust, license, lease, contract, or other instrument or obligation to which Seller or any of its Subsidiaries is a party, or by which they or any of Acquired Assets may be bound or affected.
.
“Material Contract” shall have the meaning stated in Section 3.13(a).

“Net Book Value” shall, with respect to an Acquired Asset or Assumed Liability, mean the value of an Acquired Asset or Assumed Liability as determined in accordance with GAAP and shall be net of accumulated depreciation and amortization.

 “Non-Material Damages” shall have the meaning stated in Section 9.2(a).

“Obligor” shall have the meaning stated in Section 3.21(c).

“Outside Date” shall have the meaning stated in Section 8.1(b).

“Owned Real Property” shall have the meaning set forth in Section 3.17.

“Permitted Encumbrances” shall have the meaning stated in Section 3.17.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“Personal Property Leases” means the leases under which Seller or Seller Subsidiaries lease certain Personal Property in the Branches.

“Personal Property” means all of the personal property of Seller and Seller Subsidiaries located in the Branches consisting of the trade fixtures, shelving, furniture, ATMs identified on Exhibit 2.6(a)(x), whether located on premises or off premises, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the Branches through the Closing Date.  Notwithstanding the foregoing, for the avoidance of doubt, Personal Property does not include any antiques, rugs or artwork or similar furnishings located or stored in the Branches; provided that any such items shall not be reflected on the Closing Statement.  If, prior to the Closing Date, an item of Personal Property is damaged by fire or other casualty, such item, if reasonably repairable, shall be sold to Purchaser (in accordance with the provisions hereof) and the insurance proceeds relating to such item shall be assigned to Purchaser, it being understood that if such item is not reasonably repairable or is underinsured or uninsured, it shall be an Excluded Asset.

“Post-Closing Period” shall mean any taxable year or period that begins after the Closing Date,  and, with respect to any Interim Period, the portion of such Interim Period commencing immediately after the Closing Date.

“Pre-Closing Period” shall mean any taxable year or period that ends on or before the Closing Date, and, with respect to any Interim Period, the portion of such Interim Period ending on and including the Closing Date.

 “Property Taxes” shall mean real, personal, and intangible ad valorem property Taxes.

“Proposed Allocation” shall have the meaning stated in Section 6.6(a).

“Purchase Price” shall have the meaning stated in Section 2.2.

“Purchaser” shall have the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnitees” shall have the meaning stated in Section 9.2.

“Purchaser Material Adverse Effect” shall mean, with respect to Purchaser, any event, development, change or effect that prevents, or would be reasonably likely to prevent, Purchaser from consummating the transactions contemplated hereby.

“Purchaser Regulatory Approvals” shall have the meaning stated in Section 4.3.

“Purchaser Representatives” shall have the meaning stated in Section 6.2.

“Records” shall mean (i) all records and original documents, or where reasonable and appropriate copies thereof, in Seller’s possession that pertain to and are used by Seller to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Branches (including transaction tickets through the Closing Date and all records for closed accounts located in Branches and excluding any other transaction tickets and records for closed accounts) and (ii) all such records and original documents, or where reasonable and appropriate copies thereof, regarding the Acquired Assets, or the Deposits, including all such records maintained on electronic or magnetic media in the electronic database system of Seller reasonably accessible by Seller, or to comply with the applicable laws and governmental regulations to which the Deposits are subject, including but not limited to applicable unclaimed property and escheat laws, but shall exclude any such documents or information referenced in (i) or (ii) above to the extent related to the Excluded Assets or Excluded Liabilities.

“Regulatory Agencies” shall have the meaning stated in Section 3.4.

“Regulatory Approvals” shall mean the Requisite Regulatory Approvals and the Purchaser Regulatory Approvals.

“Reports” shall have the meaning stated in Section 3.4.

“Requisite Regulatory Approvals” shall have the meaning stated in Section 3.3.

“Safe Deposit Agreements” means the agreements relating to safe deposit boxes located in the Branches.

“Secondary Transaction” shall have the meaning stated in Section 6.1(b).

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Indemnitees” shall have the meaning stated in Section 9.3.

“SRO” shall mean any domestic or foreign securities, broker-dealer, investment adviser and insurance industry self-regulatory organization.

“Subsidiary” shall mean, when used with respect to any party, any Corporate Entity which is consolidated with such party for financial reporting purposes or which otherwise would be deemed to be a subsidiary of such party within the meaning of the BHCA.

“Tax” or “Taxes” shall mean all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes, imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Claim” shall mean any claim with respect to Taxes made by a Governmental Entity.

“Tax Data” shall have the meaning stated in Section 6.6(c).

“Tax Documentation” shall have the meaning stated in Section 6.6(c).

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

“Tenant Leases” means leases, subleases, licenses or other use agreements between Seller and its Affiliates, on the one hand, and tenants with respect to Owned Real Property, on the other hand.

“Third Party Tax Claim” shall have the meaning stated in Section 9.4(e).

“Threshold Amount” shall have the meaning stated in Section 9.2.

“Total Consideration” shall have the meaning stated in Section 6.6(a).

“Transfer Taxes” shall have the meaning stated in Section 6.6(d).

ARTICLE II
PURCHASE AND ASSUMPTION TRANSACTIONS

2.1           Purchase and Assumption.  Subject to the terms and conditions of this Agreement, at the Closing, Seller agrees to sell, assign and transfer to Purchaser, and Purchaser agrees to purchase from Seller, all of Seller’s right, title and interest in the Acquired Assets, free and clear of any Liens or rights or claims of others.  Subject to the terms and conditions of this Agreement, at the Closing, Purchaser agrees to assume the Assumed Liabilities.

2.2           Purchase Price.  In consideration for the purchase of the Branches, the Purchaser shall pay Seller a purchase price (the “Purchase Price”) equal to the difference between (i) the sum of:  (a) the Net Book Value for the Personal Property at the Branches;  (b) the Deposit Premium;  (c) the outstanding, unpaid principal balance, plus accrued but unpaid interest for the Loans; (d) the amount of the Cash on Hand; and (e) the Net Book Value of the real property owned by Seller at which the Branches are located and which Purchaser acquires pursuant to this Agreement, and (ii) the total amount of the Deposits.

2.3           Calculation of Closing Payment.  No later than three Business Days prior to the date on which the Closing is scheduled to occur, Seller shall deliver to Purchaser a good faith estimate of the Closing Statement and, based on such estimated Closing Statement, a good faith estimate of (x) the value of the Acquired Assets less (y) the amount of the total Deposits, in each case as set forth on the Closing Statement (such difference, whether positive or negative, the “Estimated Net Asset Value”), and a good faith estimate of the Deposit Premium and the Purchase Price.  Such certificate shall be in form and substance reasonably satisfactory to Purchaser and Seller.  Seller shall also deliver to Purchaser copies of all workpapers and other documents used in the calculation of Estimated Net Asset Value, the Deposit Premium and Purchase Price as necessary to allow Purchaser and Seller to determine the adjustments to the Purchase Price hereunder.

2.4           The Closing.

(a)           Subject to the terms and conditions of this Agreement, the closing of the transactions set forth in Section 2.1 (the “Closing”) shall take place on the third Business Day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof, unless extended by mutual agreement of the parties.  The Closing shall take place at the offices of DLA Piper LLP (US), 500 Eighth Street, N.W., Washington, D.C.  20004, or at such other location as the parties hereto may agree.

(b)           At the Closing:

(i)           If the Purchase Price is a positive number, Purchaser shall deliver the Purchase Price to Seller, and if the Purchase Price is a negative number, Seller shall deliver the absolute value of the Purchase Price to Purchaser, in either case by wire transfer of immediately available funds;

(ii)           Seller shall deliver to Purchaser:

(1)           A bill of sale in substantially the form of Exhibit 2.4(b)(ii)(1), pursuant to which the Personal Property and the Loans shall be transferred to Purchaser;

(2)           An assignment and assumption agreement in substantially the form of Exhibit 2.4(b)(ii)(2), with respect to the Assumed Liabilities;

(3)           Subject to the provisions of Section 2.7, such consents as shall be required pursuant to the terms of such Tenant Leases in connection with the assignment thereof to Purchaser;

(4)           Seller’s keys to the safe deposit boxes and all other records as exist and are in Seller’s possession or control related to the safe deposit box business at the Branches;

(5)           The Records, including Seller’s files and records related to the Loans, the Loan Documents and the collateral for the Loans;

(6)           The contracts agreements, leases and other documentation related to the Acquired Assets and Assumed Liabilities;

(7)           Cash on Hand;

(8)           Such other Acquired Assets to be purchased as shall be capable of physical delivery;

(9)           An executed lease agreement between Seller and Purchaser for the facilities and furniture currently occupied by Seller’s trust and brokerage departments as described in Section 6.9 (the “Lease Agreement”) substantially in the form of Exhibit 2.4(b)(ii)(9);

(10)           An executed data processing agreement between Seller and Purchaser substantially in the form of Exhibit 2.4(b)(ii)(10);

(11)           Duly executed General Warranty Deeds in recordable form reasonably acceptable to Purchaser conveying to Purchaser marketable fee simple title to the Owned Real Property, free and clear of all liens subject only to Permitted Encumbrances;

(12)           Powers of attorney permitting the assignment of the Loans and any collateral securing the Loans to the Purchaser; and

(13)           Such other documents as the parties determine are reasonably necessary to consummate the transactions contemplated hereby.

2.5           Post-Closing Purchase Price Adjustment.

(a)           As promptly as practicable, but no later than 60 days, after the Closing Date, Purchaser will cause to be prepared and delivered to Seller a closing statement of the Acquired Assets and the Assumed Liabilities as of the close of business on the Closing Date prepared in accordance with the accounting principles, policies, practices and methodologies used in connection with the preparation of the Balance Sheet, except that such closing statement shall exclude any loss reserves associated with the Loans (as reflecting the Final Net Asset Value, the “Closing Statement”).  The Closing Statement will be accompanied by a schedule setting forth Purchaser’s calculation of the Closing Net Asset Value, the Deposit Premium and the Purchase Price.  “Closing Net Asset Value” means (x) the value of the Acquired Assets less (y) the amount of the Assumed Liabilities, as shown on the Closing Statement.

(b)           If Seller disagrees with Purchaser’s calculation of Closing Net Asset Value or the Purchase Price, Seller may, within 20 days after delivery of Purchaser’s delivery of the Closing Statement, deliver a notice to Purchaser disagreeing with such calculation and which specifies Seller’s calculation of such amount and, in reasonable detail, Seller’s grounds for such disagreement.  Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees, and Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the Purchaser’s calculation of Closing Net Asset Value or the Purchase Price.

(c)           If a notice of disagreement shall be duly delivered pursuant to Section 2.5(b), Purchaser and Seller shall, during the 15 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Asset Value or the Purchase Price or both, which amount shall not be less than the amount thereof shown in Purchaser’s calculations delivered pursuant to Section 2.5(a) nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 2.5(b).  If Purchaser and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause Rolf Perrin & Associates, P.C. (or if such firm is unable or unwilling to act, independent accountants of nationally recognized standing reasonably satisfactory to Purchaser and Seller (who shall not have any material relationship with Purchaser or Seller)) (Rolf Perrin & Associates, P.C. or such firm as the case may be, the “Independent Accounting Firm”), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Asset Value or the Purchase Price or both.  The Independent Accounting Firm shall deliver to Purchaser and Seller, as promptly as practicable, a report setting forth such calculation.  The Independent Accounting Firm shall report on only those items or amounts in the Closing Statement or Purchaser’s calculation of Closing Net Asset Value or the Purchase Price or both as to which Seller has disagreed.  Such report shall be final and binding upon Purchaser and Seller.  The cost of such review and report shall be borne (i) by Purchaser if the difference between Final Net Asset Value or the Final Purchase Price or both and Purchaser’s calculation of Closing Net Asset Value or the Purchase Price or both delivered pursuant to Section 2.5(a) is greater than the difference between Final Net Asset Value and Seller’s calculation of Closing Net Asset Value or the Purchase Price or both delivered pursuant to Section 2.5(b), (ii) by Seller if the first such difference(s) is less than the second such difference(s), and (iii) otherwise equally by Purchaser and Seller.

(d)           Purchaser and Seller agree that they will, and agree to cause their respective independent accountants and Affiliates to, cooperate and assist in the preparation of the Closing Statement and the calculation of Closing Net Asset Value and the Purchase Price and in the conduct of the audits and reviews referred to in Section 2.5, including the making available to the extent necessary of books, records, work papers and personnel.

(e)           If the Purchase Price (as computed for purposes of Section 2.4(b)) exceeds the Final Purchase Price, Purchaser shall be entitled to receive a payment from Seller equal to the amount of such excess.  If the Final Purchase Price exceeds the Purchase Price, Seller shall be entitled to receive a payment from Purchaser equal to the amount of such excess.  “Final Net Asset Value” means the Closing Net Asset Value (i) as shown in Purchaser’s calculation delivered pursuant to Section 2.5(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the Independent Accounting Firm’s calculation delivered pursuant to Section 2.5(c); provided, that in no event shall Final Net Asset Value be more than Seller’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(b) or less than Purchaser’s calculation of Closing Net Asset Value delivered pursuant to Section 2.5(a). “Final Purchase Price” means the Purchase Price (i) as shown in Purchaser’s calculation delivered pursuant to Section 2.5(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.5(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Purchaser and Seller pursuant to Section 2.5(c) or (B) in the absence of such agreement, as shown in the Independent Accounting Firm’s calculation delivered pursuant to Section 2.5(c); provided, that in no event shall Final Purchaser Price be more than Seller’s calculation of the Purchaser Price delivered pursuant to Section 2.5(b) or less than Purchaser’s calculation of the Purchase Price delivered pursuant to Section 2.5(a).

(f)           Any payment pursuant to this Section 2.5 shall be made at a mutually convenient time and place within 10 days after the Final Net Asset Value and the Final Purchase Price has been determined by wire transfer of same day funds to the account designated by the party entitled to such payment, and shall be accompanied by interest on such amount from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the Prime Rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.

2.6           Definition of Acquired Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities.

(a)           Each of the following shall be an “Acquired Asset”:

(i)           Cash on Hand;

(ii)           the Owned Real Property;

(iii)           the Personal Property and the Personal Property Leases;

(iv)           the Loans (including any participation owned by Seller or an Affiliate of Seller relating to a Loan), the collateral for the Loans, the Loan Documents, servicing rights related to the Loans, provided; that any loan loss reserves associated with the Loans shall be Excluded Assets;

(v)           the Safe Deposit Agreements;

(vi)           the Records;

(vii)           all governmental licenses, registrations, franchises, permits, authorizations and similar rights relating to the conduct of the business of the Branches;

(viii)           the other assets set forth on Exhibit 2.6(a)(x), which has been jointly prepared and mutually agreed upon by the parties; and

(ix)           the rights of action and claims related to the foregoing items, except to the extent relating to Excluded Liabilities.

(b)           “Excluded Assets” means all assets of Seller and Seller Subsidiaries other than the Acquired Assets.  For avoidance of doubt, the “Excluded Assets” shall also include all of the Seller’s rights to recover assets charged off by Seller prior to the Closing.

(c)           Each of the following shall be an “Assumed Liability” but only to the extent the following liabilities and obligations arise or accrue after the close of business on the Closing Date:

(i)           the Deposits; provided, that Deposits assumed shall not exceed $74 million in the aggregate;

(ii)           any liabilities and obligations with respect to the Owned Real Property;

(iii)           the Personal Property Leases;

(iv)           the performance obligations of Seller in connection with servicing the Loans;

(v)           the Safe Deposit Agreements; and

(vi)           the Loans, and the servicing of the Loans.

(d)           “Excluded Liabilities” means all liabilities and obligations of Seller or any Seller Subsidiaries arising or accruing on or before the Closing Date (whether such liabilities are known or unknown, liquidated or unliquidated prior to, on or after the Closing Date); provided, that none of the Excluded Liabilities shall be Assumed Liabilities.  For avoidance of doubt, the “Excluded Liabilities” shall include (i) all liabilities arising out of the employment of any employee of Seller or the Seller Subsidiaries prior to the Closing and (ii) all liabilities for Excluded Taxes.

2.7           Unassignable Contracts.

(a)           Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Acquired Asset or right that is included in the Acquired Assets but is not assignable or transferable without the consent of any Person, other than Purchaser or any of its Affiliates, or for which assignment without such consent would constitute a breach or in any way adversely affect the rights of Purchaser thereunder to the extent that such consent shall not have been obtained prior to the Closing; provided, that Seller shall have the continuing obligation after the Closing to use all reasonable efforts to endeavor to obtain all necessary consents to the assignment thereof and, upon obtaining the requisite third party consents thereto, such agreement, license or right, shall be transferred and assigned to Purchaser hereunder.

(b)           With respect to any Acquired Asset or right included in the Acquired Assets that is not assigned to Purchaser at the Closing by reason of Section 2.7(a), after the Closing and until the applicable requisite consents are obtained and the foregoing sold and assigned to Purchaser, Seller shall provide to Purchaser the benefits under each such Acquired Asset or right (with Purchaser responsible for all liabilities and obligations thereunder to the extent it would be liable under the applicable Acquired Asset if the requisite consent had been obtained and such Acquired Asset had been assigned to Purchaser).  In particular, in the event that any requisite consent is not obtained prior to Closing, then Purchaser and Seller shall enter into such arrangements (including sublicensing, subleasing or subcontracting if permitted) to provide to Purchaser the economic and operational equivalent of obtaining such requisite consent and assigning such Acquired Asset or right, including enforcement for the benefit of Purchaser of all claims or rights arising thereunder, and the performance by Purchaser of the obligations thereunder.  Seller shall take all actions reasonably requested by Purchaser to enforce its rights under any such Acquired Assets including the assertion and enforcement of any right, claim, presentation, demand or draw under or with respect to any such Acquired Assets.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Disclosure Schedule, Seller represents and warrants to Purchaser that the following is true and correct.  The Disclosure Schedule shall be organized to correspond to the Sections in this Article III.  Each exception set forth in the Disclosure Schedule shall be deemed to qualify (i) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Disclosure Schedule and (ii) any other representation and warranty to the extent the relevance of such exception to such other representation and warranty is reasonably clear on the face of the disclosure.

3.1           Corporate Organization.

Seller is a state chartered and federally insured bank chartered by the State of Illinois.  Seller has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Articles of Association and bylaws of Seller, as in effect as of the date hereof, have previously been furnished or made available to Purchaser.  Seller is not in violation of any of the provisions of its Articles of Association or bylaws, each as amended.

3.2           Authority; No Violation.

(a)           Seller has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Seller.  No other corporate proceedings (including any approvals of Seller’s stockholders) on the part of Seller are necessary to approve this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Seller.  Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)           Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions hereof, will (i) violate any provision of the certificates of incorporation or bylaws of Seller or Articles of Association or bylaws of Seller or (ii) assuming that the Requisite Regulatory Approvals and the consents set forth on Section 3.3 of the Disclosure Schedule are duly obtained and/or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Seller or any of its Subsidiaries or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or accelerate the performance required by or rights or obligations under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Seller or any of its Subsidiaries is a party, or by which they or any of the Acquired Assets or the Assumed Liabilities  may be bound or affected, except (in the case of clause (ii)(x) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or obligations which, either individually or in the aggregate, would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

3.3           Consents and Approvals.  Except for (i) the regulatory notices, consents, approvals, waivers, authorizations, filings and registrations set forth in Section 3.3 of the Disclosure Schedule, (ii) if required, any approvals or filings required by the HSR Act (such consents or approvals in clauses (i) through (ii), the “Requisite Regulatory Approvals”) and (iii) the Purchaser Regulatory Approvals, no notices to, consents or approvals of, waivers or authorizations by, or filings or registrations with any Governmental Entity (other than such additional notices, consents, approvals, waivers, authorizations, filings or registrations the failure of which to make or obtain would not be material) are necessary in connection with (A) the execution and delivery by Seller of this Agreement and (B) the consummation of the transactions contemplated hereby.  The only material third party consents necessary in connection with (A) the execution and delivery by Seller of this Agreement and (B) the consummation of the transactions contemplated hereby are set forth in Section 3.3(b) of the Disclosure Schedule.

3.4           Reports.  Seller and each Seller Subsidiaries have filed  all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (“Reports”), that they were required to file since January 1, 2008 with (i) any SRO, (ii)  the Federal Deposit Insurance Corporation (the “FDIC”), and (iii) any other federal, state or foreign governmental or regulatory agency or authority (the agencies and authorities identified in clauses (i) through (iii), inclusive, are, collectively, the “Regulatory Agencies”), and all other Reports required to be filed by them since January 1, 2008, including any Report required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect. Any such Report regarding Seller or the Branches made in any Report filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Seller and Seller Subsidiaries or in connection with the Bank Regulatory Agreements described in Section 3.14 of the Disclosure Schedule, there is no pending proceeding before, or, to the Knowledge of Seller, examination or investigation by, any Regulatory Agency into the business or operations of Seller or any Seller Subsidiaries.  There are no unresolved violations, criticisms, or exceptions by any Regulatory Agency with respect to any Report relating to any examinations of Seller or any Seller Subsidiaries, except where any such violations, criticisms or exceptions that would not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

3.5           Financial Statements.

(a)           Seller has previously made available to Purchaser copies of the following financial statements (the “Bank Financial Statements”), copies of which are attached as Section 3.5(a) of the Disclosure Schedule:  (i) the unaudited consolidated balance sheets of Seller and Seller Subsidiaries for fiscal years 2009 and 2010, and the related consolidated statements of income for fiscal years 2009 and 2010, (ii) the unaudited consolidated balance sheet of Seller and Seller Subsidiaries as of June 30, 2011 (the “Balance Sheet”), and the related consolidated statement of income for the three months ended June 30, 2011, and (iii) the Call Reports of Seller for the year ended December 31, 2010 and quarters ended March 31, 2011 and  June 30, 2011.  The Bank Financial Statements fairly present in all material respects the consolidated financial position and results of operations of Seller and Seller Subsidiaries as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with either GAAP or regulatory accepted accounting procedures pursuant to FDIC requirements, consistently applied during the periods involved, except for the absence of footnote disclosure and, in the case of interim financial statements, subject to recurring year-end adjustments normal in nature and amount.  The Bank Financial Statements have been prepared from, and are in accordance with, the books and records of Seller and Seller Subsidiaries.

(b)           Seller maintains a system of internal accounting controls sufficient to comply in all material respects with all legal and accounting requirements applicable to the business of Seller and Seller Subsidiaries.  Other than internal audit reports, Seller has not received notice of any material claim, investigation, examination or proceeding alleging that Seller has engaged in questionable accounting or auditing practices.

(c)           The books and records kept by Seller and any Seller Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance in all material respects with applicable laws and accounting requirements.

3.6           Undisclosed Liabilities.  Except as set forth in Section 3.6 of the Disclosure Schedule and except for (i) Excluded Liabilities; (ii) those liabilities that are reflected or reserved against on the Balance Sheet, and (iii) liabilities incurred since the Balance Sheet Date, in the ordinary course of business consistent with past practice, neither Seller nor any Seller Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on the Balance Sheet if it had existed on the Balance Sheet Date.

3.7           Absence of Certain Changes or Events.  Since the Balance Sheet Date: (a) Seller and its Subsidiaries have in all material respects carried on their respective businesses in the ordinary course consistent with their past practices; and (b) there have been no events, circumstances, facts or occurrences that have had a Material Adverse Effect.

3.8           Legal Proceedings.  Except as set forth in Section 3.8 of the Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Seller, threatened (in writing), legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Seller or any Seller Subsidiaries that, if determined adversely to Seller or Seller Subsidiary, would be reasonably likely to have a Material Adverse Effect.  There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies or the Bank Regulatory Agreements described in Section 3.14 of the Disclosure Schedule) imposed upon Seller, any Seller Subsidiaries or the assets of Seller or any Seller Subsidiaries that would be reasonably likely to have a Material Adverse Effect.

3.9           Taxes and Tax Returns.

(a)           Seller and each Seller Subsidiary has duly and timely filed or caused to be filed (including all applicable extensions) all material federal, state, foreign and local Tax Returns required to be filed by it, with respect to it or with respect to the Acquired Assets or Assumed Liabilities (all such Tax Returns being accurate and complete in all respects) and has duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it.  Through the date hereof, Seller and Seller Subsidiaries do not have any material liability for Taxes in excess of the amount reserved or provided for on their financial statements.  Seller and each Seller Subsidiary have made adequate provision on the Balance Sheet for all accrued Taxes not yet due and payable.

(b)           No jurisdiction where Seller and Seller Subsidiaries do not file a Tax Return has made a claim in writing that any of Seller and Seller Subsidiaries is required to file a Tax Return in such jurisdiction.

(c)           No Liens for Taxes exist with respect to any of the assets of Seller and Seller Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d)           There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of Seller or any Seller Subsidiary or with respect to the Acquired Assets or Assumed Liabilities.

(e)           There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to Seller and any Seller Subsidiary, which waiver or extension is in effect.

(f)           All material Taxes required to be withheld, collected or deposited by or with respect to Seller and each Seller Subsidiary have been withheld, collected or deposited, as the case may be, and to the extent required by applicable law, have been paid to the relevant Governmental Entity.  Seller and each Seller Subsidiary has complied in all material respects with all information reporting and backup withholding provisions of applicable law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to Deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

(g)           Neither Seller nor any Seller Subsidiary has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

(h)           Except as set forth in Section 3.9(h) of the Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(i)           Neither Seller nor any Seller Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller’s parent, Mercantile Bancorp, Inc.) or (ii) has any liability for the Taxes of any person (other than Seller or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(j)           Neither Seller nor any Seller Subsidiary has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

(k)           No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Seller or any Seller Subsidiary.

(l)           None of the Acquired Assets is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m)           None of the Acquired Assets is a lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954.

(n)           The Acquired Assets do not include any shares of corporate stock, partnership or limited liability company interests or any other equity interests in any Person nor is any Acquired Asset required to be treated as such for federal income tax purposes.

3.10           Employee Benefit Plans.

(a)           Section 3.10(a) of the Disclosure Schedules contains a description of or information relating to all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, sick leave, vacation, bonus, or other incentive plans, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all disability and life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently contributed to by, or covering  employees  or former employees of Seller (the “Bank Benefit Plans”) are sponsored or maintained by Seller.  Seller has provided to the Purchaser true, complete and correct (in all material respects) copies of summary plan descriptions (and related amendments or summary of material modifications) for the Bank Benefit Plans except as set forth on Section 3.10(a) of the Disclosure Schedules.  Except as set forth on Section 3.10(a) of the Disclosure Schedules, there are no Bank Benefit Plans that are sponsored or maintained by Seller or Seller Subsidiaries, and neither Seller nor any Seller Subsidiary is a party to an Employment Agreement with any Branch Employee.

(b)           There are no pending actions, claims or lawsuits which have been asserted, instituted or, to Knowledge of Seller, threatened, against the Bank Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Bank Benefit Plans with respect to the operation of such plans (other than routine benefit claims) which could result in any liability to Purchaser, or to Seller or Seller Subsidiaries that would be reasonably likely to have a Material Adverse Effect.

3.11           Employee Matters.

(a)           Neither Seller nor any Seller Subsidiary is, or has over the past five years been, a party to any collective bargaining agreement or other labor union contract; nor to the Knowledge of the Seller are there any activities or proceedings of any labor union to organize any such employees.

(b)           To the Knowledge of Seller, no employee of Seller or any Seller Subsidiary is in violation in any respect of any term of any employment or services contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer which would reasonably be likely to impede the right of any such employee to be employed or engaged by Purchaser or by Seller or any Seller Subsidiary because of the nature of the business conducted by Purchaser, or by Seller or any Seller Subsidiary or to the use of trade secrets or proprietary information of others.

(c)           Seller and each Seller Subsidiary has complied in all material respects with all applicable material laws relating to the employment of employees, including, without limitation, those relating to wages, hours, immigration, the payment of wages, and the classification of employees as exempt or not exempt from the payment of overtime under applicable law, the prohibitions against discrimination and harassment, occupational safety and health, and leaves of absence, except for such noncompliance as would not be reasonably likely to have a Material Adverse Effect.

3.12           Compliance with Applicable Law.

(a)           To the Knowledge of the  Seller, Seller and each Seller Subsidiary holds all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with, and are not and have not been in violation of, under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be reasonably likely to have a Material Adverse Effect and neither Seller nor any Seller Subsidiary has received written notice of, any violations of any of the above, except for such violations that would not be reasonably likely to have a Material Adverse Effect to Seller and Seller Subsidiaries.

(b)           Except as would not be reasonably likely to have a Material Adverse Effect, Seller and each Seller Subsidiary have properly administered all accounts for which Seller or any Seller Subsidiary acts as a fiduciary, including accounts for which Seller or any Seller Subsidiary serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents, applicable state and federal law and regulation and common law in all material respects.  None of Seller or Seller Subsidiaries, or, to the Knowledge of Seller, any director, officer or employee of Seller or any Seller Subsidiary, has committed any breach of trust with respect to any such fiduciary account that would be material to Seller and Seller Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

(c)           All Deposits of Seller and Seller Subsidiaries are insured by the Federal Deposit Insurance Corporation to the fullest extent under the law.  Seller has met all conditions of such insurance, including timely payment of its premiums.

3.13           Material Contracts.

(a)           Except as set forth in Section 3.13(a) of the Disclosure Schedule, neither Seller nor any Seller Subsidiary is a party to or bound by, as of the date hereof, any of the following with respect to the Branches only (each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether written or oral and whether or not set forth in the Disclosure Schedule is referred to as a “Material Contract”; provided, that no contract, arrangement, commitment or understanding relating solely to an Excluded Asset or an Excluded Liability shall be a Material Contract nor shall any such contract, arrangement, commitment or understanding be required to be disclosed on Section 3.13 of the Disclosure Schedule):

(i)           any contract or agreement entered into since January 1, 2009 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

(ii)           any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP (excluding trade payables, securities transactions and brokerage agreements arising in the ordinary course of business consistent with past practice, intercompany indebtedness and immaterial leases for telephones, copy machines, facsimile machines and other office equipment), in each case, where Seller or any of Seller Subsidiary is a lender, borrower or guarantor in excess of $50,000,000, other than those entered into in the ordinary course of business;

(iii)           any contract or agreement limiting the freedom of Seller or any Seller Subsidiary to engage in any line of business to compete with any other Person or prohibiting Seller from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

(iv)           any contract or agreement with any Affiliate of Seller or Seller  Subsidiaries;

(v)           any agreement of guarantee, support or indemnification by Seller or Seller Subsidiaries, assumption or endorsement by Seller or Seller Subsidiaries of, or any similar commitment by Seller or Seller Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

(vi)           any agreement which would be terminable other than by Seller or Seller Subsidiaries or any agreement under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(vii)           any alliance, cooperation, joint venture, stockholders’ partnership or similar agreement involving a sharing of profits or losses relating to Seller or any Seller Subsidiary;

(viii)           any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by Seller or Seller Subsidiaries of more than $50,000;

(ix)           any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to any assets or properties, or any interest therein, of Seller or Seller Subsidiaries;

(x)           any contract or agreement that contains any (v) exclusive dealing obligation, (w) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (x) “most favored nation” or similar provision, (y) provision that grants any right of first refusal or right of first offer or similar right or (z) that limits or purports to limit the ability of Seller or any Seller Subsidiary to own, operate, sell, transfer, pledge (other than pledges entered into in the ordinary course of business) or otherwise dispose of any assets or business;

(xi)           any contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement where the failure to obtain such consent would be reasonably likely to have a Material Adverse Effect;

(xii)           any contract under which Seller or any Subsidiary will have an obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation after the date hereof;

(xiii)           any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2010, as applicable, were in excess of $50,000; and

(xiv)           any contract or agreement for the use or purchase of materials, supplies, goods, services, equipment or other assets providing for annual payments by Seller or Seller Subsidiaries of $50,000.

(b)           Seller and Seller Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all accrued benefits under, and are not alleged (or otherwise known by Seller) to be in default in respect of, each Material Contract to which Seller or Seller Subsidiaries are a party or by which Seller or Seller Subsidiaries are bound, except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.  Each of the Material Contracts is valid and binding on Seller or its applicable Subsidiary and in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Seller or Seller Subsidiaries or, to the Knowledge of Seller, with respect to any other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or condition, would become a default or event of default under any Material Contract, except, as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. True, correct and complete copies of all Material Contracts have been furnished or made available to Purchaser.

3.14           Agreements with Regulatory Agencies.  Except as set forth in Section 3.14 of the Disclosure Schedule, neither Seller nor any Seller Subsidiary as may be applicable to the transaction described herein, is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is subject to any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business.

3.15           Environmental Liability.  Except as set forth in an Environmental Report: (i) there are no legal, administrative, arbitral or other proceedings, claims or actions pending or, to the Knowledge of Seller, threatened against Seller or any Seller Subsidiaries with respect to the Branches nor are there governmental or third party environmental investigations or remediation activities that seek to impose or that could reasonably be likely to result in the imposition, on Seller or any of Seller Subsidiaries with respect to the branches, of any liability or obligation arising under any local, state or federal environmental, health or safety statute, regulation, law (including common law) or ordinance, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“Environmental Laws”), which liability or obligation would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect; (ii) to the Knowledge of Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would have or would reasonably be likely to have a Material Adverse Effect; (iii) to the Knowledge of Seller, during or prior to the period of Seller’s or Seller Subsidiary’s ownership or operation of any property where the branches are located there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be likely, individually or in the aggregate, to have a Material Adverse Effect; and (iv) Seller is not subject to any material agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any material liability or obligation with respect to the Branches.  Seller has made available to Purchaser prior to the date hereof any written third party environmental site assessment conducted since January 1, 2009 assessing the presence of hazardous materials located on any Owned Real Property that is within the possession or control of Seller and its Affiliates as of the date hereof (collectively, the “Environmental Reports”).

3.16           Insurance.  Seller has given Purchaser access to all insurance policies and fidelity bonds covering the assets, business, equipment, properties and operations of the Seller or Seller Subsidiaries or otherwise relating to any of their respective businesses (the “Bank Policies”), except solely with respect to Excluded Assets or Excluded Liabilities.  There is no claim for coverage by Seller or any Seller Subsidiary with respect to Seller or any of Seller’s Subsidiaries, pending under any of such Bank Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Bank Policies or in respect of which such underwriters have reserved their rights, except with respect to Excluded Assets or Excluded Liabilities. All premiums payable by Seller or Seller Subsidiaries have been timely paid, by Seller or Seller Subsidiaries as applicable.  Neither Seller nor any Seller Subsidiary has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Bank Policies where such termination, premium increase, or alteration is reasonably likely to have a Material Adverse Effect.

3.17           Title to Property.

(a)           Seller has (or will have, at Closing) good and marketable title to all the owned real properties on which the Branches are located (the “Owned Real Property”), free and clear of all Liens of any nature whatsoever, except Permitted Encumbrances.  Since the Balance Sheet Date, none of the Owned Real Property has been taken by eminent domain (or to Seller’s Knowledge has received written notice that it is the subject of a pending or contemplated taking which has not been consummated).

(b)           No Person other than Seller and the Seller Subsidiaries has (or will have, at Closing) (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property, except for Permitted Encumbrances or (ii) any right to use or occupy any portion of the Leased Premises, except for Permitted Encumbrances.  All buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property are in good operating condition and have been well-maintained reasonable wear and tear excepted.

(c)           Seller and Seller Subsidiaries have operated the Owned Real Property, and the continued operation of the Owned Real Property in accordance with all applicable laws except where such violation is not reasonably likely to have a Material Adverse Effect.

(d)           Except as would not be reasonably likely to have a Material Adverse Effect, Seller and Seller Subsidiaries have good, valid and marketable title to all Personal Property and each of the Personal Property Leases is valid, and in full force and effect, without default thereunder by the lessee or, to the Knowledge of Seller, the lessor.

3.18           Intellectual Property.

(a)           Except as would not be reasonably likely to have a Material Adverse Effect, to the Knowledge of the Seller and Seller Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by Seller and Seller Subsidiaries as of the date hereof, other than any Intellectual Property solely related to the Excluded Assets or the Excluded Liabilities (collectively, the “Bank Intellectual Property”) in the manner that it is currently used by Seller and Seller Subsidiaries.

(b)           Section 3.18(b) of the Disclosure Schedule lists all Bank Intellectual Property that is the subject of a registration, issuance or pending application.

(c)           Except as would not be reasonably likely to have a Material Adverse Effect, neither Seller nor any Seller Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Seller, neither Seller nor any Seller Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party.  Except as would not be reasonably likely to have a Material Adverse Effect, to the Knowledge of Seller, no third party has interfered with, infringed upon, misappropriated or violated any Bank Intellectual Property, other than immaterial periodic “phishing” attempts or similar interference, infringements, misappropriations or violations.  Neither Seller nor any Seller Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Bank Intellectual Property with, third parties, or permits third parties to use any Bank Intellectual Property rights.  Neither Seller nor any Seller Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Bank Intellectual Property.

(d)           Neither Seller nor any Seller Subsidiary is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Bank Intellectual Property.

3.19           Broker’s Fees.  Except for Hovde Securities LLC, all the fees and expenses of which shall be borne entirely by Seller, neither Seller nor any Seller Subsidiary has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.20           No Investment Adviser.  Neither Seller nor any Seller Subsidiary serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

3.21           Loans; Loan Documents.

(a)           The information with respect to each Loan set forth in the Loan Tape, and, to the Knowledge of Seller, any third party information set forth in the Loan Tape is true, correct and accurate as of the dates specified therein, or, if no such date is indicated therein, as of the Balance Sheet Date other than where such discrepancy would not be reasonably likely to have a Material Adverse Effect.

(b)           (i) Section 3.21(b) of the Disclosure Schedule sets forth a list of all Loans as of the date hereof by Seller and Seller Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Seller or any Seller Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated, and (iii) all such Loans are and were originated in compliance in all material respects with all applicable laws..

(c)           Each Loan of Seller or any Seller Subsidiaries (i) is evidenced by Loan Documents that is true, genuine and what it purports to be in all material respects and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an “Obligor”) thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d)           Each Loan (i) was originated or purchased by Seller and its principal balance as shown on Seller’s books and records is true and correct in all material respects as of the date indicated therein, (ii) to the extent secured is secured by a valid and enforceable Lien in the collateral therefor, which Lien is assignable and has the priority reflected in Seller’s records, (iii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor and (iv) complies, and at the time the Loan was originated complied, in all material respects with all applicable requirements of federal, state, and local laws, and regulations and rules thereunder.

(e)           Except as would not be reasonably likely to have a Material Adverse Effect, each outstanding Loan (including Loans held for resale to investors) has been solicited and originated and is administered and serviced (to the extent administered and serviced by Seller or Subsidiary thereof), and the relevant Loan Documents are being maintained, in accordance with Seller’s underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state, and local laws, and regulations and rules thereunder.  To the Seller’s Knowledge, the Loan Documents with respect to each Loan was in compliance in all material respects with applicable laws and regulations at the time of origination or purchase by Seller or Seller Subsidiaries and is complete and correct in all material respects.

(f)           With respect to each Loan that is secured, Seller has a valid and enforceable Lien on the collateral described in the documents relating to such Loan, and such Lien has the priority described in the Loan Documents (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity), (iii) no Taxes or other liability of Seller shall accrue against or be collected from Purchaser out of any Loan by reason of the purchase thereof by Purchaser, (iv) Seller has paid or caused to be paid any and all license, franchise, intangible, stamp or other tax or fee due and owing to any state where a Loan originated, or any political subdivision thereof, arising from or relating to the acquisition, collection or holding of any Loan, and (v) neither Seller nor any of its officers or employees, or to Seller’s Knowledge any of Seller’s representatives or agents, has been guilty of any civil or criminal fraud with respect to the creation of any Loan or with respect to the transfer, assignment and sale of the same to Purchaser hereunder.

(g)           Except as set forth in Section 3.21(g) of the Disclosure Schedule, none of the agreements pursuant to which Seller or any Seller Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(h)           Except as would not be reasonably likely to have a Material Adverse Effect, each of Seller and Seller Subsidiary is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of residential mortgage and consumer Loans, other than any of the Bank Regulatory Agreements set forth on Section 3.14 of the Disclosure Schedule.

(i)             Except as set forth in this Section 3.21, Seller makes no representation or warranty of any kind to Purchaser relating to the Loans, including with respect to (i) the collectability of the Loans, (ii) any representation, warranty or statement made by an Obligor or other third party in or in connection with any Loan, (iii) the financial condition or creditworthiness of any primary or secondary Obligor under any Loan or any guarantor or surety or other Obligor thereof, (iv) the performance of the Obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Loan, (v) inspecting any of the property, books or records of any Obligor, or (vi) any of the warranties set forth in Section 3-417 of the Uniform Commercial Code.

3.22           Availability of Acquired Assets.  The Acquired Assets constitute all of the assets necessary to operate the business of the Branches in the manner currently being operated by Seller.

3.23           Exclusivity of Representations.  The representations and warranties made by Seller in this Article III are the exclusive representations and warranties made by Seller with respect to Seller, the Acquired Assets and the Assumed Liabilities.  Purchaser hereby disclaims any other express or implied representations or warranties with respect to Seller or any of its Affiliates, the Acquired Assets and the Assumed Liabilities.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1           Corporate Organization.  Purchaser is a federally chartered and federally insured bank.  Purchaser has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect. True and complete copies of the Articles of Association and bylaws of Purchaser, as in effect as of the date hereof, have previously been furnished or made available to Seller.  Purchaser is not in violation of any of the provisions of its Articles of Association or bylaws, each as amended.

4.2           Authority; No Violation.

(a)           Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Purchaser.  No other corporate proceedings (including any approvals of Purchaser’s stockholders) on the part of Purchaser are necessary to approve this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Purchaser.  Assuming due authorization, execution and delivery by Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)           Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or bylaws of Purchaser or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be likely to, either individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.3           Consents and Approvals.  Except for (i) the Requisite Regulatory Approvals, (ii) the notices, consents, approvals, waivers, authorizations, filings and registrations set forth in Section 4.3 of the Purchaser Disclosure Schedule (the “Purchaser Regulatory Approvals”), and (iii) such additional notices, consents, approvals, waivers, authorizations, filings or registrations the failure of which to make or obtain would not be reasonably likely to have a Purchaser Material Adverse Effect, no consents, approvals or authorizations of or filings or registrations with any Governmental Entity or, of or with any third party, are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement and (B) the consummation by Purchaser of the transactions contemplated hereby.

4.4           Financial Wherewithal.  Purchaser has or will have as of the Closing sufficient cash or cash equivalents available, directly or through one or more affiliates, to pay the Purchase Price to Seller on the terms and conditions contained herein, and there is no restriction on the use of such cash or cash equivalents for such purpose.

4.5           Legal Proceedings.

(a)           Neither Purchaser nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Purchaser, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries that would reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

(b)           There is no injunction, order, judgment or decree imposed upon Purchaser, any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries that would reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.6           Agreements with Regulatory Agencies.  Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive that would reasonably be likely to, individually or in the aggregate, have a Purchaser Material Adverse Effect.

4.7           Broker’s Fees.  Neither Purchaser nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.8           Pro Forma Capital Requirements.  On a pro forma basis, after giving effect to the transactions contemplated hereby, Purchaser will be (i) “well capitalized,” as defined for purposes of the Federal Deposit Insurance Act, and (ii) in compliance with all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Purchaser, including, without limitation, any such higher requirement, standard, or ratio as shall apply to institutions engaging in the acquisition of insured institution deposits, assets or branches, and no such regulator is likely to, or has indicated that it will, condition any of the regulatory approvals upon an additional increase in Purchaser’s capital or compliance with any capital requirement, standard or ratio.

4.9           Acknowledgement of Purchaser.  Purchaser has conducted its own independent review and analysis of the business, assets, condition (financial and other) and operations of the Bank.  In entering into this Agreement, Purchaser has relied solely on its investigation and analysis and the representations and warranties of Seller set forth in Article III of this Agreement.

4.10         Exclusivity of Representations.  The representations and warranties made by Purchaser in this Agreement are the exclusive representations and warranties made by Purchaser.  Purchaser hereby disclaims any other express or implied representations or warranties with respect to itself.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Business of Seller Prior to the Closing Date.  During the period from the date hereof to the Closing, except as expressly contemplated or permitted by this Agreement, Seller and each Seller Subsidiary shall (a) conduct its business that is associated with the Branches in the usual, regular and ordinary course consistent with past practice and (b) use reasonable best efforts to maintain and preserve intact its business organization and its current relationships with its customers, regulators, employees and other persons associated with the Branches with which it has business or other relationships.

5.2           Forbearances of Seller.  During the period from the date hereof to the Closing, except as set forth in Section 5.2 of the Disclosure Schedule or as expressly required by this Agreement, Seller shall not with respect to the Branches only do any of the following, without the prior written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned):

(a)           (i) create, incur any indebtedness for borrowed money (other than acceptance of Deposits, purchases of Federal funds, sales of certificates of deposit, advances from Federal Home Loan Banks, issuances of commercial paper and entering into repurchase agreements, each with prices, terms and conditions consistent with past practice), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make, renew, amend or extend any loan or commitment or make any advance in an individual amount that is associated with the Branches in excess of $200,000 (except to the extent committed to prior to the date hereof) or (ii) incur any capital expenditures in an aggregate amount in excess of $100,000 (other than capital expenditures incurred pursuant to contracts or commitments in force on the date hereof);

(b)           make, declare or pay any dividend or distribution of Acquired Assets or Assumed Liabilities;

(c)           sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Seller Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except (i) in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Seller or (ii) pursuant to contracts or agreements in force at the date hereof that are set forth in Section 5.2(c) of the Disclosure Schedule;

(d)           acquire any business entity, whether by stock purchase, merger, consolidation or otherwise;

(e)           (i) except  as required under applicable law or the terms of any existing Bank Benefit Plan, increase in any manner the compensation or benefits of any Employee, other than increases in the ordinary course of business consistent with past practice in connection with promotions or periodic raises, (ii) pay any pension or retirement allowance not required by any current plan or agreement to any Employee, (iii) become a party to, establish, amend, commence participation in, terminate or commit itself to any compensation, equity, severance, pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee (or newly hired Employees), or (iv) hire or terminate the employment of any Employee who has (in the case of Employees to be terminated) or would have (in the case of employees to be hired) target total compensation (cash and any other compensation other than benefits under broad-based benefit plans) of $75,000 or more, other than terminations for cause or terminations in accordance with Seller policy;

(f)            except with respect to any matter set forth in Section 3.8 of the Disclosure Schedule, settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $25,000 individually or $100,000 in the aggregate, or waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(g)           pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any Excluded Liabilities or any other liabilities in the ordinary course of business and consistent with past practice;

(h)           (i) change its methods of accounting (or the manner in which it accrues for liabilities), except as required by changes in GAAP or (ii) except as may be required by GAAP and other than in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i)            make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(j)            adopt or implement any amendment to its Articles of Association or any changes to its bylaws or comparable organizational documents in an manner that would interfere with the transfer of the Acquired Assets or Assumed Liabilities or otherwise interfere with the consummation of the transactions contemplated hereby;

(k)           enter into, amend in any material respect or terminate any contract of the sort required to be disclosed pursuant to Section 3.13, that would be an Acquired Asset or Assumed Liability;

(l)            change in any material respect the credit policies and collateral eligibility requirements and standards of Seller;

(m)          enter into any new line of business that is material to Seller and Seller Subsidiaries, taken as a whole, or materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to Seller and Seller Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(n)           file any application, or otherwise take any action, to establish, relocate or terminate the operation of any Branch;

(o)           take any action that is intended or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable law; or

(p)           agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

Notwithstanding the foregoing, if the actions otherwise prohibited under this Section 5.2 would only have an effect on Excluded Assets or Excluded Liabilities (and have no effect on any Acquired Asset or Assumed Liability), neither Seller nor any Seller Subsidiary shall be prohibited from taking such action.

5.3           Exclusivity.  Prior to the Closing, or until this Agreement is terminated in accordance with its terms, Seller shall not, and Seller shall use all reasonable efforts to cause Seller’s respective officers, employees, directors, agents or representatives not to, directly or indirectly, solicit, encourage, facilitate or initiate discussions or engage in negotiations with, or provide information to, or authorize any financial advisor or other Person to solicit, encourage, facilitate or initiate discussions or engage in negotiations with, or provide information to, any Person (other than Purchaser or a Purchaser Representative) concerning any potential sale of capital stock of, or merger, consolidation, combination, sale of assets, branch sale, purchase and assumption, reorganization or other similar transaction involving Seller; provided, that the foregoing shall not prevent such activities to the extent related solely to Excluded Assets or Excluded Liabilities.  Until this Agreement is terminated in accordance with its terms, Seller shall promptly (and in any event within two Business Days after receipt thereof by Seller or any Affiliate) advise Purchaser orally and in writing of any proposal of the kind described in this Section 5.3 (including the proposed terms thereof), any request for information with respect to any such proposal, or any inquiry with respect to or which could result in a proposal of the kind described in this Section 5.3; provided, that Seller shall have no such obligations with respect to proposals, requests or inquiries solely with respect to Excluded Assets or Excluded Liabilities.  Notwithstanding anything contained herein to the contrary, Purchaser and Seller agree that the sole right and remedy for noncompliance with this Section 5.3 is to have such provision specifically enforced by any court having equity jurisdiction; it being acknowledged and agreed that any such breach will cause irreparable injury to Purchaser and that money damages will not provide an adequate remedy to Purchaser.

5.4           Notification.  During the period from the date hereof to the Closing, Seller will notify Purchaser if (a) there is a material and  adverse change in the condition of a Loan or (b) the Seller enters into a new deposit relationship at any of the Branches in excess of $100,000.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1           Regulatory Matters.

(a)           Each of Purchaser and Seller shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, all actions necessary, proper to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the transactions contemplated hereby, including obtaining any third party consent which may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.1, required in order to prevent the termination of any contract or agreement to be transferred to Purchaser at Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity which is required or advisable to be obtained by Seller or Purchaser, respectively, or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement.  The parties hereto shall cooperate with each other and promptly prepare and file all necessary documentation, and to effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act or any other antitrust or competition law), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement.  Purchaser and Seller shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Seller or Purchaser, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement.  In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.  The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.  Each of Purchaser and Seller shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. For purposes of this Section 6.1(a), “reasonable best efforts” shall include executing settlements, undertakings, consent decrees, stipulations or other agreements; provided, that, in no event shall Purchaser or Seller be required to take any action or agree to take any action pursuant to this Section 6.1(a) that would involve the divestiture or holding separate of any assets of Purchaser or Seller or their respective Affiliates (other than pursuant to Section 2.5), which such party reasonably determines to be materially adverse to the benefits of the transactions contemplated hereby (measured on a scale relative to (i) the Branches taken as a whole with respect to Purchaser and (ii) with respect to Seller, the pro forma post-Closing consolidated balance sheet of Seller taking into account the effects of the transactions contemplated hereby) following the Closing.  For the avoidance of doubt, in the event that Purchaser enters into any agreement with respect a Secondary Transaction, for purposes of this Section 6.1(a) “reasonable best efforts” shall include Purchaser taking any and all actions necessary to modify, suspend or terminate such Secondary Transaction and the regulatory approvals associated therewith so as not to jeopardize or delay the Closing or the consummation of the transactions contemplated hereby, including delaying, abandoning, or agreeing to regulatory concessions with respect to such Secondary Transaction, and such modifications, suspensions, termination, abandonment and concessions shall not be considered a “divestiture or holding separate of any assets” that “materially adverse to the benefits of the transactions contemplated” by this Agreement with respect to Purchaser and this Section 6.1(a).

(b)           Purchaser shall not enter into a definitive agreement with respect to any other transaction (a “Secondary Transaction”) to the extent that such Secondary Transaction would be reasonably likely to cause the receipt of the Requisite Regulatory Approvals to be delayed beyond the Outside Date.

(c)           Purchaser and Seller shall, upon request, furnish each other with all information concerning Purchaser, Seller and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Purchaser, Seller or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d)           Purchaser and Seller shall promptly advise each other upon receiving any communication from any Governmental Entity or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any Regulatory Approval or other consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

6.2           Access to Information.  Subject to the Confidentiality Agreement, Seller agrees to provide Purchaser and Purchaser’s officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives (collectively, the “Purchaser Representatives”), from time to time prior to the Closing Date or the termination of this Agreement, such information with respect to Seller and Seller Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of Seller and Seller Subsidiaries as Purchaser shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller or Seller Subsidiaries.

6.3           Public Disclosure.  Seller and Purchaser shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement or any of the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld or delayed), except as may be required by law or the rules of any market or exchange on which the shares of Seller or Purchaser may be listed for trading, in which case the party proposing to issue such press release or make such public statement or disclosure shall consult with the other party before issuing such press release or making such public statement or disclosure to allow such party a reasonable opportunity to comment on such press release or public statement in advance of such publication, to the extent practicable.

6.4           Employees; Employee Benefit Matters.  Purchaser agrees to interview and consider any employee of Seller located at the Branch Offices who is not retained as an employee of Seller following the Effective Time for any comparable position which Purchaser intends to establish at the Branch Offices.  If Purchaser offers employment to any former employees of Seller, Purchaser agrees to give credit to such employees for all accrued vacation and leave time earned by such employees while employed by Seller.  Notwithstanding the foregoing, Purchaser shall have no obligation to offer employment to any of the employees of Seller located at the Branch Offices and shall have no obligation to honor any employment, severance, retention, consulting or other compensation contract between Seller and any current or former employee of Seller or any benefit plan of Seller.

6.5           Additional Agreements.  In case at any time after the Closing Date any further action is reasonably necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the requesting party.

6.6           Additional Agreements Regarding Tax Matters.

(a)           Allocation of Purchase Price.  No later than 90 days following the Closing Date, Purchaser shall prepare and deliver to Seller the proposed allocation of the total consideration paid by Purchaser to Seller pursuant to this Agreement (the “Total Consideration”) among the Acquired Assets (the “Proposed Allocation”) for purposes of Section 1060 of the Code.  Seller agrees that, within 30 days following receipt of such Proposed Allocation , Seller shall either approve such Proposed Allocation, or shall object in writing delivered to Purchaser specifying the objections to the Proposed Allocation .  If the parties cannot reach agreement as to the allocation of the Total Consideration, then either Purchaser or Seller may submit such dispute for resolution to the Independent Accounting Firm under procedures substantially the same as those provided for under Section 2.5(c) for resolving disputed items or amounts in the determination of Closing Net Asset Value or the Purchase Price.  The Independent Accounting Firm will determine only those issues in dispute regarding the allocation of the Total Consideration.  The Independent Accounting Firm’s determination will be made within 30 days after submission of the disputed items, or as soon thereafter as possible, and will be set forth in a written statement delivered to Seller and Purchaser.  The allocation of the Total Consideration among the Acquired Assets, as finalized by the Independent Accounting Firm if necessary, shall be deemed final and conclusive and shall be binding on Purchaser and Seller for all purposes under this Agreement.  Purchaser and Seller agree to file all federal and state Tax Returns and other Tax information returns and reports (including, without limitation, IRS Form 8594) accordance with such allocation, as finalized by the Independent Accounting Firm if necessary, and not to take, or cause to be taken, any action that would be inconsistent with such allocation, except as required by a “determination” as defined in Section 1313(a) of the Code, or any similar provision of applicable state, local or foreign law. Any adjustment to the purchase price pursuant to Section 2.5 shall be allocated among the Acquired Assets by reference to the item or items to which such adjustment is attributable.

(b)           Interim Periods.  For purposes of this Agreement, in determining the Taxes attributable to the Pre-Closing Period included in any Interim Period

(i)           Property Taxes shall be equal to the amount of such Property Taxes for the entire Interim Period multiplied by a fraction, the numerator of which is the number of calendar days during the Interim Period that are in the Pre-Closing Period and the denominator of which is the number of calendar days in the entire Interim Period; and

(ii)          Taxes (other than Property Taxes) shall be computed as if such taxable period ended as of the end of the day on the Closing Date.

(c)           Cooperation.  Purchaser and Seller shall each at their own expense cooperate with each other and make available to each other such Tax data and other information as may be reasonably required in connection with (i) the preparation or filing of any Tax Return, election, consent or certification, or any claim for refund, (ii) any determinations of liability for Taxes, or (iii) any Tax Claim (“Tax Data”).  Such cooperation shall include making their respective employees and independent auditors reasonably available on a mutually convenient basis for all reasonable purposes, including to sign Tax forms and consents, to provide explanations and background information and to permit the copying of books, records, schedules, workpapers, notices, revenue agent reports, settlement or closing agreements and other documents containing the Tax Data (“Tax Documentation”).  The Tax Data and the Tax Documentation shall be retained until one year after the expiration of all applicable statutes of limitations (including extensions thereof); provided, that in the event an audit, examination, investigation or other proceeding has been instituted prior to the expiration of an applicable statute of limitations, the Tax Data and Tax Documentation relating thereto shall be retained until there is a final determination thereof (and the time for any appeal has expired).

(d)            Transfer Taxes.  All applicable sales and transfer Taxes and filing, recording, registration, stamp, documentary and other similar Taxes and fees (collectively, “Transfer Taxes”) payable in connection with the transactions contemplated by this Agreement or the documents giving effect to such transactions will be shared equally between Seller and Purchaser.

(e)            Tax Treatment of Payments.  The parties agree to treat any indemnification payment required to be made pursuant to Article IX (other than the portion treated as interest) as an adjustment to the Purchase Price.

(f)            Survival.  All rights and obligations under this Section 6.6 shall survive the Closing Date and continue until the expiration of the relevant statutes of limitation (including all period of extension).

6.7           Post-Closing Confidentiality.

(a)           Following the Closing, the confidentiality obligations of Purchaser under the Confidentiality Agreement with respect to information relating to the Acquired Assets and Assumed Liabilities shall terminate.  Following the Closing, Seller shall, and shall cause its controlled Affiliates and its and their officers, directors, employees, consultants, agents and advisors to, keep confidential and not use for its benefit or for the benefit of any other Person, any and all Bank Confidential Information. Without limiting the foregoing, except to the extent Seller or its Affiliates deem necessary to comply with its obligations under applicable law or regulation or Tax or accounting requirements, Seller shall not, and shall cause its Affiliates not to, use any Bank Confidential Information for any purpose.  The provisions of this Section 6.7 shall not be deemed to prohibit the disclosure or use by the Seller of Bank Confidential Information that Seller or its Affiliates deem necessary (1) to prepare or complete any required Tax Return or financial statements, (2) in connection with any reports, applications, statements, testimony, audits or other matter before or by a Governmental Entity, (3) to comply with any applicable laws or regulations, (4) to defend, resolve or settle any suit, claim, demand or other litigation, or in response to any summons or subpoena, or (5) to exercise or enforce its rights under this Agreement or any other Transaction Document.

(b)           Notwithstanding the foregoing, if Seller or its Affiliates or any of their officers, directors, employees, consultants, agents or advisors (collectively, “Disclosing Party”) is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any Bank Confidential Information, the Disclosing Party will provide Purchaser with notice of such request or requirement as promptly as practicable (unless not permitted by applicable law) so that Purchaser may seek a protective order or other appropriate remedy and/or waive compliance with the foregoing provisions of this Agreement.  The Disclosing Party will cooperate reasonably with Purchaser in connection with Purchaser’s efforts to seek such an order or remedy.  If Purchaser does not obtain such protective order or other remedy or waives the Disclosing Party’s compliance with the provisions of this Section 6.7, the Disclosing Party will furnish only that portion of the Bank Confidential Information that is legally required, and will exercise reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information.  Any disclosure made as permitted by this paragraph (c) shall not be a breach of this Section 6.7.

(c)           Notwithstanding the foregoing, the Bank Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or any of its Affiliates in breach of this Agreement, or (ii) becomes available to Seller after the Closing Date on a non-confidential basis from a source other than Purchaser, provided, that such source is not, known to be bound by a confidentiality agreement or other contractual, legal or fiduciary obligation with respect to such information.

(d)           Seller acknowledges and agrees that due to the unique nature of the Bank Confidential Information there can be no adequate remedy at law for any breach of its obligations hereunder, that any such breach or threatened breach may result in irreparable harm to Purchaser, and therefore, that upon any such breach or any threat thereof, Purchaser will be entitled to appropriate equitable and injunctive relief from a court of competent jurisdiction without the necessity of proving actual loss, in addition to whatever remedies either of them might have at law or equity.

6.8           Cooperation.  Following the Closing, each party agrees to cooperate in good faith to provide information to the other party that is reasonably necessary in connection with regulatory, legal, accounting and similar matters of Seller and its Affiliates on the one hand and Purchaser and its Affiliates on the other (and not relating to any dispute, litigation or arbitration between the parties hereto or their Affiliates).  The parties agree that any information provided pursuant to this provision shall be kept confidential and shall not be used for any purpose except for the reason given in the request.

6.9           Purchaser Lease Agreement.  Purchaser agrees to enter into that certain Lease Agreement with Seller to lease facilities and furniture currently occupied by the Seller’s Trust and Brokerage Departments located at the Branches for a period of 36 months beginning at Closing at a cost of $8,500 per month.

6.10         Real Property.

(a)           Title Insurance.

(i)          Commitment for Title Insurance, Survey and Inspection.  Seller shall deliver to Purchaser with respect to each Owned Real Property (a) within five days from the date of this Agreement, title insurance commitments for each Owned Real Property (including a copy of the deed vesting title in the Owned Real Property in Seller and copies of all documents, instruments or agreements evidencing or creating the exceptions referenced in such commitment) (the “Title Commitments”) issued by a reputable national title insurance company reasonably acceptable to Purchaser (the “Title Company”) and (b) within five days from the date of this Agreement an ALTA land title survey of each Owned Real Property dated subsequent to the date of this Agreement, prepared and certified as to all matters shown thereon by a surveyor licensed by the State of Missouri (the “Surveys”), which Surveys shall show the location of all improvements and shall be sufficient for the Title Company to insure over standard survey-related exceptions in the final title insurance policies.  In addition, the Surveys shall include a notation stating whether or not a portion of such Owned Real Property is located in a 100-year flood plain, flood-prone area of special flood hazard and shall show the specific location of any portions of such Owned Real Property that may be located in any such flood areas.  The Title Commitments shall each reflect that Purchaser has good and indefeasible title to such Owned Real Property, subject only  to (1) any shortages in area, (2) real property taxes which are not delinquent, (3) existing building and zoning ordinances, (4) existing easements, restrictions and other encumbrances that do not materially adversely affect the use of the Owned Real Property as a banking branch or the value thereof, (5) printed exceptions in the Title Commitments generally contained in any ALTA owner’s standard coverage policy of title insurance and (6) Objections accepted by Purchaser (collectively, the “Permitted Encumbrances”).  The cost of the Title Commitments and Surveys shall be borne by Purchaser.  In addition, Purchaser shall have the right, at its expense, within 15 days following the date hereof to conduct an inspection of the Real Property and the buildings thereon, in each case at a reasonable time and with reasonable prior notice to Seller.

(ii)           Objections and Remedies.  If any Title Commitment contains any exceptions other than the Permitted Encumbrances, Seller shall make a good faith effort to cure such exception.  Purchaser may object to any remaining uncured exceptions relating to such Owned Real Property by providing written notice of such objection on or before the close of business on the 15th Business Day after the later of the delivery to Purchaser of Title Commitment or the Survey with respect to such Owned Real Property.  All objections raised by Purchaser are referred to herein as the “Objections”.  Within five days after receipt of the Objections with respect to any Owned Real Property, Seller shall either (i) remedy or remove all Objections or (ii) notify Purchaser that Seller has elected not to remedy or remove some or all of the Objections.  In the event Seller gives the notice set forth in the preceding clause (ii) of this Section 6.10(a)(ii), or in the event Seller fails to remedy or remove all Objections within said five-day period, Seller and Purchaser shall attempt to renegotiate the terms and conditions of the sale of such Owned Real Property. If Seller and Purchaser are not able to renegotiate the terms and conditions of such sale, Purchaser shall have the right, on or before close of business on the fifth Business Day after such five-day period (or, if applicable, on or before close of business on the 10th Business Day after receipt of Seller’s notice), (a) to waive any Objection to such defect or encumbrance or other matter in which event such defect, encumbrance or other matter shall be deemed to be a Permitted Encumbrance, or (b) to enter into a lease for such Owned Real Property on terms and conditions agreed to by Purchaser and Seller.

(iii)          Title Insurance Policy.  Seller shall use commercially reasonable efforts to cause the Title Company, as soon as practicable after Closing, to issue an ALTA Owner’s Policy of Title Insurance, to Purchaser, at Purchaser’s expense, covering each Owned Real Property in amounts equal to the Net Book Value of such Owned Real Property.  Such policy shall insure Purchaser’s title to such Owned Real Property to be good and indefeasible subject only to Permitted Encumbrances and such policy shall contain an endorsement insuring over standard exceptions.  Seller shall execute and deliver to the Title Company at Closing the Title Company’s customary form of title affidavit if required for the issuance of such an ALTA Owner’s Policy of Title Insurance.

(iv)          Deeds.  At least 10 days prior to the Closing Date, Seller shall deliver to Purchaser a completed form of the deeds by which it is to convey title to each Owned Real Property to Purchaser on the Closing Date, which shall be general warranty deeds, subject only to Permitted Encumbrances.

(b)           Environmental Investigations.

(i)           Purchaser may obtain at its own expense within 20 days after the date of this Agreement a Phase I environmental survey of each Owned Real Property (“Phase I Assessments”) and furnish to Seller a copy of all Phase I Assessments received by Purchaser.  If any such Phase I Assessment indicates that any Owned Real Property is not or may not be materially free of environmental contamination, Purchaser, at its option, shall within 20 days after receipt of the Phase I Assessment provide notice to Seller of either (a) its acceptance of such Owned Real Property “as is” to the environmental condition or (b) its option to cause to be prepared, at Purchaser’s expense, a Phase II environmental survey (“Phase II Assessment”) of such Owned Real Property, or such other appropriate investigation as Purchaser deems necessary, which shall include a plan to remedy the contamination and perform further investigation (if necessary) and an estimate of the cost of any remediation or other follow-up work that may be necessary to address, identify or monitor contamination (“Plan”).  If necessary, the parties shall postpone the Closing Date to enable the parties to undertake the preceding activities.  Upon receipt of any Plan and the estimate of the costs of all remediation and follow-up work (including investigation, monitoring and obtaining institutional controls), Purchaser and Seller shall attempt to agree upon a course of action to implement the Plan.  The estimated total cost for completing a Plan is referred to as the “Remediation Cost” and, subject to the following sentence, Seller agrees to pay the Remediation Cost related to any Plan so long as the Remediation Cost does not exceed $25,000. In the event that (y) within 20 days following the receipt of any Phase II Assessment (or such other appropriate investigation as Purchaser deems necessary) and any Plan, Purchaser and Seller are unable to agree to a course of action for implementing the Plan or (z) the Remediation Cost with regard to a Plan exceeds $25,000, Purchaser shall have a 10 day period to either (1) accept such Owned Real Property “as is” to the environmental condition or (2) enter into a lease with Seller for the Owned Real Property, on terms and conditions agreed to by Purchaser and Seller.

(ii)          All Phase I Assessments, Phase II Assessments and any additional assessments shall be conducted at Purchaser’s sole cost and expense, and Seller shall cooperate in the performance of any such assessments, provided that (a) such assessments are conducted at a mutually agreeable date and time after at least 20 Business Days’ prior notice to Seller by Purchaser, (b) such assessments are accomplished in a manner intended to minimize disruption to the operations of the Branches and (c) Purchaser obtains Seller’s prior approval, which Seller shall not unreasonably withhold or delay, of the scope of work for any Phase II Assessment; provided, that if Purchaser is unable to obtain such prior approval from Seller then Purchaser may enter into a lease or sublease with Seller for the Owned Real Property, on terms and conditions agreed to by Purchaser and Seller.

(c)           Destruction or Damage Prior to Closing.  In the event of material damage to or destruction of all or any portion of any Owned Real Property by fire or other casualty prior to the Closing, Seller will promptly notify Purchaser of the nature and extent of such damage or destruction, the amount estimated to be necessary to repair or restore the Real Property, the amount, if any, of insurance proceeds that are available to make such repairs or restoration and the estimated period of time it will take to make such repairs or restoration.  If there is any material damage or destruction to the Owned Real Property then, at Purchaser’s option, Purchaser may (1) take title to such Owned Real Property subject to such damage or destruction with Seller assigning to Purchaser all Seller’s rights to proceeds of insurance carried by Seller and payable as a result of such damage or destruction or (2) request that Seller cause the repairs to be made, in which case Seller shall cause the repairs to be made and shall enter into a lease for such Owned Real Property on terms and conditions agreed to by Purchaser and Seller.

6.11         Non-Solicitation of Business.  In consideration of the purchase of the Acquired Assets and the assumption of the Assumed Liabilities by Purchaser, Seller shall not, and shall cause its Affiliates not to, for a period of two years after the Closing Date, solicit, on behalf of itself or others, deposits, loans, brokerage or other business from current customers of Seller (a) located within 25 miles of either Branch or (b) whose Deposits are assumed or whose Loans, safe deposit or other business acquired by Purchaser hereunder; provided, that nothing in clauses (a) or (b) of this Section 6.11 shall prohibit Seller from continuing to operate its Trust and Brokerage Departments; provided, that this Section 6.11 shall cease to apply upon a Change in Control.

6.12         Covenant Not to Compete.   From and after the Closing Date, and for a period of two years following the Closing Date, other than with respect to Seller continuing to operate its Trust and Brokerage Departments, Seller shall not, and shall cause its Affiliates not to, enter into any agreement to acquire, lease, purchase, own, operate or use any building, office or other facility or premises located within 25 miles of either Branch for the purpose of making loans, accepting deposits, cashing checks, originating mortgages or offering brokerage or insurance services; provided, further, that this Section 6.12 shall cease to apply upon a Change in Control.

ARTICLE VII
CONDITIONS PRECEDENT

7.1           Conditions to Each Party’s Obligation to Effect the Closing.  The respective obligation of each party to effect the Closing shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)           Regulatory Approvals.  All Requisite Regulatory Approvals and all Purchaser Regulatory Approvals shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (and, in the case of the obligation of Purchaser to effect the Closing, no such Requisite Regulatory Approval or Purchaser Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition).

(b)           No Injunctions or Restraints; Illegality.  No order, injunction, decree or judgment issued by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect.  No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Closing.

7.2           Conditions to Obligations of Purchaser.  The obligation of Purchaser to effect the Closing is also subject to the satisfaction or waiver by Purchaser at or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Seller set forth in Article III of this Agreement (other than the representations and warranties contained in Sections 3.1(a) (first sentence only), 3.2(a), 3.2(b)(i), 3.2(b)(ii)(x) and 3.19, which shall be covered by Section 7.2(a)(ii)) shall be true and correct (without regard to “material” or “Material Adverse Effect” qualifiers contained therein), in each case as of the date hereof and as of the Closing Date as though made on such Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date, except for such failures to be true and correct that do not have, or would not reasonably be likely to have, a Material Adverse Effect, and (ii) the representations and warranties of Seller set forth in Sections 3.1(a) (second sentence only), 3.2(a), 3.2(b)(i), 3.2(b)(ii)(x) and 3.19 shall be true and correct, in each case as of the date hereof and as of the Closing Date as though made on such Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date.

(b)           Performance of Obligations of Seller.  Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Officer’s Certificate.  Purchaser shall have received a certificate signed on behalf of Seller by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)           FIRPTA Certificate.  Seller shall deliver a certificate of non-foreign status pursuant to Treasury Regulations Section 1.1445-2(b)(2).

(e)           Receipt of Closing Deliverables.  Seller and its Affiliates shall have complied with and provided to Purchaser, as applicable, at the Closing all of the deliverables set forth in Section 2.4(b)(ii).

7.3           Conditions to Obligations of Seller.  The obligation of Seller to effect the Closing is also subject to the satisfaction or waiver by Seller at or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Purchaser set forth in Article IV of this Agreement shall be true and correct in all respects, in each case as of the date hereof and as of the Closing Date as though made on such Closing Date, except to the extent such representations and warranties are expressly made as of an earlier date, in which case as of such earlier date, except for such failures to be true and correct that do not, and would not reasonably be expected to, have a Purchaser Material Adverse Effect.

(b)           Performance of Obligations of Purchaser.  Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Officer’s Certificate.  Seller shall have received a certificate signed on behalf of Purchaser by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d)           Receipt of Closing Deliverables.  Purchaser and its Affiliates shall have complied with and provided to Seller or Bank, as applicable, at the Closing, (i) the Purchase Price (ii) all of the deliverables set forth in Sections 2.4(b)(ii)(2), 2.4(b)(ii)(3), 2.4(b)(ii)(11), and 2.4(b)(ii)(12), and (iii) Purchaser shall have opened with Seller a correspondent e-statement demand deposit account on account terms mutually agreed upon by Purchaser and Seller.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1           Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)           by mutual written consent of Seller and Purchaser;

(b)           by either Seller or Purchaser, if the Closing shall not have occurred on or before February 29, 2012 (the “Outside Date”) (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

(c)           by either Seller or Purchaser, if any approval required to be obtained pursuant to Section 7.1(a) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided that with respect to any denial by a Governmental Entity, the party terminating this Agreement pursuant to this Section 8.1(c) shall have complied in all material respects with its obligations set forth in Section 6.1(a);

(d)           by Seller, if Purchaser has breached or is in breach of any representation, warranty, covenant or agreement on the part of Purchaser contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Purchaser, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach is not cured within 30 Business Days after written notice thereof to Purchaser; or

(e)           by Purchaser, if Seller has breached or is in breach of any representation, warranty, covenant or agreement on the part of Seller contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Seller, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach is not cured within 30 Business Days after written notice thereof to Seller.

8.2           Effect of Termination.  In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i)  Section 6.3 (Public Disclosure), Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 10.1 (Expenses), Section 10.2 (Notices) and Section 10.6 (Governing Law) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement or from its obligations under the Confidentiality Agreement.

8.3           Amendment.  Subject to compliance with applicable law, this Agreement may be amended by the parties hereto.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4           Extension; Waiver.  At any time prior to the Closing Date, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
INDEMNIFICATION

9.1           Survival of Representations and Warranties and Agreements.  The respective representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing but shall expire on the two year anniversary of the Closing Date, except with respect to, and to the extent of, any claim of which written notice of the claim has been given by one party to the other prior to such expiration; provided, that, notwithstanding the foregoing, the representations and warranties set forth in (i) Section 3.2(a) (Authority; No Violation) and Section 3.19 (Broker’s Fees) (the “Designated Seller Representations”) and Section 4.2(a) (Authority; No Violation), and Section 4.7 (Broker’s Fees) (the “Designated Purchaser Representations”) shall survive the Closing and continue in full force and effect indefinitely and (ii) Section 3.9 (Taxes and Tax Returns) shall survive the Closing and continue in full force and effect to the full extent of any applicable statute of limitations.  The respective covenants and agreements of Seller and Purchaser contained in this Agreement (including the indemnification obligations set forth in this Article IX) shall survive the Closing; provided, that any such covenants and agreements that by their terms are to be performed prior to the Closing Date shall survive the Closing only until the two year anniversary of the Closing Date.

9.2           Indemnification by Seller.  Subject to the remaining provisions of this Article IX, from and after the Closing Date, Seller shall indemnify, defend and hold Purchaser and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Purchaser Indemnitees”) harmless from and against any Damages incurred or suffered by the Purchaser Indemnitees to the extent relating to or resulting or arising from:  (a) any inaccuracy in any of the representations and warranties made herein by Seller (other than Section 3.9, which shall be governed by Section 9.4(a)), except to the extent that such inaccuracy relates to an Excluded Asset or Excluded Liability, (b) any breach of any covenant or agreement of Seller made herein (other than Section 5.2(i) or Section 6.6, which shall be governed by Section 9.4(a)), except to the extent such breach relates to an Excluded Asset or Excluded Liability or (c) any Excluded Assets or Excluded Liabilities.  Notwithstanding the foregoing, with respect to Damages arising under Section 9.2(a) (except for Damages resulting from breaches of the Designated Seller Representations), (i) Seller shall not be liable to indemnify any Purchaser Indemnitees against Damages unless and until the aggregate amount of such Damages exceeds $50,000 (the “Threshold Amount”), in which case Seller shall be liable for all such Damages in excess of the Threshold Amount) and (ii) Seller’s maximum liability to the Purchaser Indemnitees for Damages shall not exceed $210,000 (the “Cap”). To the extent an indemnification claim is made by a Purchaser Indemnitee, the Damages from which relate to both an Excluded Asset or an Excluded Liability on the one hand, and an Acquired Asset or Assumed Liability, then the Damages shall be appropriately apportioned among the affected Excluded Assets, Excluded Liabilities, Acquired Assets and Assumed Liabilities, as applicable, and Seller’s indemnification obligations hereunder with respect to such Damages shall be limited to the amount of such Damages apportioned to an Acquired Asset or Assumed Liability, as the case may be (subject to any other limitations contained in this Article IX).

9.3           Indemnification by Purchaser.  Subject to the remaining provisions of this Article IX, from and after the Closing Date, Purchaser shall indemnify, defend and hold Seller and its officers, directors, employees, agents, advisers, representatives and Affiliates (collectively, the “Seller Indemnitees”) harmless from and against any Damages incurred or suffered by the Seller Indemnitees to the extent relating to or resulting or arising from (a) any inaccuracy in any of the representations and warranties made herein by Purchaser, and (b) any breach of any covenant or agreement of Purchaser made herein.  Notwithstanding the foregoing with respect to Damages arising under Section 9.3, (i) Purchaser shall not be liable for any Non-Material Damages, (ii) Purchaser shall not be liable to indemnify any Seller Indemnitees against Damages unless and until the aggregate amount of such Damages (excluding Non-Material Damages) exceeds the Threshold Amount, in which case Purchaser shall be liable for all such Damages in excess of the Threshold Amount, and (ii) Purchaser’s maximum liability to the Seller Indemnitees for Damages shall not exceed the Cap.

9.4           Tax and Benefit Liability Indemnification.

(a)           Seller will indemnify, defend and hold harmless the Purchaser Indemnitees from and against (i) any liability for Taxes of, imposed on, or with respect to Seller and Seller Subsidiaries, or any assets or activities of Seller or Seller Subsidiaries, for any Pre-Closing Period, (ii) any liability for Taxes in respect of the Excluded Assets or Excluded Liabilities, (iii) any liability for Taxes resulting from the breach of any representations or warranties contained in this Agreement, and (iv) any liability for Taxes resulting from the breach by Seller of any agreement or covenant contained in Section 5.2(h) or Section 6.6 (together with any Taxes described in clauses (i)-(iv), “Excluded Taxes”), and (v) all liability for any reasonable legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.  The amount of any liability for which Seller is obligated to indemnify the Purchaser Indemnitees under this Section 9.4(a) shall be reduced by the amount, if any, of such liabilities that is reflected and specifically identified as a liability on the Closing Statement resulting in an adjustment to the Purchase Price pursuant to Section 2.5.

(b)           Purchaser will indemnify, defend and hold Seller Indemnitees from and against (i) any liability for Taxes resulting from the breach by Purchaser of any covenant or obligation under Section 6.6, (ii) any liability for Taxes attributable to a Post-Closing Period in respect of the Acquired Assets or Assumed Liabilities except to the extent such Taxes are the responsibility of Seller under Section 9.4(a) and (ii) all liability for any reasonable out of pocket legal, accounting, appraisal, consulting or similar fees and expenses actually incurred relating to the foregoing.

(c)           The obligations of each party to indemnify, defend and hold harmless the other party and other Persons, pursuant to Sections 9.4(a) and 9.4(b), (i) are not subject to the limitations set forth in Section 9.2 and (ii) will terminate 30 days after the expiration of all applicable statutes of limitations (giving effect to any extensions thereof); provided, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

(d)           Any indemnity payment required to be made pursuant to clauses (i) – (iv) of Section 9.4(a) or Section 9.4(b) shall be made within five days after the indemnified party makes written demand upon the indemnifying party, and in no case later than five days prior to the date on which the relevant Taxes are required to be paid to the relevant Tax authority.

(e)           Notwithstanding Section 9.5, if a third party claim includes or would reasonably be expected to include both a claim for Taxes that are Excluded Taxes and a claim for Taxes that are not Excluded Taxes, and such claim for Taxes that are Excluded Taxes is not separable from such a claim for Taxes that are not Excluded Taxes, Seller (if the claim for Taxes that are Excluded Taxes exceeds or reasonably would be expected to exceed in amount the claim for Taxes that are not Excluded Taxes) or otherwise Purchaser (Seller or Purchaser, as the case may be, the “Controlling Party”) shall be entitled to control the defense of such third party claim (such third party claim, a “Third Party Tax Claim”).  In such case, the other party (Seller or Purchaser, as the case may be, the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Third Party Tax Claim and the Controlling Party shall not settle such Third Party Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld).  The costs and expenses of conducting the defense of such Third Party Tax Claim shall be reasonably apportioned based on the relative amounts of the Third Party Tax Claim that are Excluded Taxes and that are not Excluded Taxes.

9.5           Indemnification Procedure.

(a)           The party seeking indemnification hereunder (the “Indemnified Party”) shall notify the party from which indemnification is sought (the “Indemnifying Party”) following the assertion of any claim, or the incurrence of any Damages, that might give rise to indemnification hereunder; provided, that the failure to deliver such notice shall not relieve the Indemnifying Party of its obligations hereunder, unless such failure is materially prejudicial to the Indemnifying Party.

(b)           Promptly after the assertion by any third party of any claim against any Indemnified Party that in the reasonable judgment of such Indemnified Party may result in the incurrence by such Indemnified Party of Damages for which such Indemnified Party would be entitled to indemnification pursuant to this Agreement, such Indemnified Party shall deliver to the Indemnifying Party a written notice describing in reasonable detail (to the extent known) such claim and such Indemnifying Party may, at its option, assume the defense of the Indemnified Party against such claim (including the employment of counsel) at such Indemnifying Party’s expense.  Any failure on the part of the Indemnified Party to provide prompt notice shall not limit any of the obligations of the Indemnifying Party, except to the extent such failure materially prejudices the defense of such claim.  Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be at the expense of the Indemnifying Party; provided that the Indemnifying Party shall be responsible for the fees and expenses of the Indemnified Party’s counsel in any such action or claim if (i) the named parties to any such action (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party and such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to the Indemnified Party which are not available to, or the assertion of which would be adverse to the interests of, the Indemnified Party or (ii) the Indemnified Party shall have been advised in writing by counsel that the assumption of such defense by the Indemnifying Party would be inappropriate due to an actual or potential conflict of interest (provided, that in the case of clause (i) and (ii) the Indemnifying Party shall not be liable for the fees and expenses of more than one firm of counsel for all Indemnified Parties, other than local counsel).  In addition, the Indemnifying Party shall not be entitled to assume control of the defense of any claim, and shall be responsible for the fees and expenses of the Indemnified Party’s counsel if the Indemnifying Party shall have failed, within 15 Business Days after having been notified by the Indemnified Party of the existence of such claim as provided above, to either (A) acknowledge that it is obligated to indemnify the Indemnified Party in respect of such claim and assume the defense of such claim or (B) to notify the Indemnified Party in writing that it shall assume the defense of such claim.  No Indemnifying Party shall be liable to indemnify any Indemnified Party for any settlement of any such action or claim effected without the consent of the Indemnifying Party (not to be unreasonably withheld), but if settled with the written consent of the Indemnifying Party, or if there be a judgment for the plaintiff in any such action, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any loss or liability by reason of such settlement or judgment, subject to the limitations set forth in this Article IX.  If the Indemnifying Party shall assume the defense of any claim in accordance with the provisions of this Section 9.5(b), the Indemnifying Party shall obtain the prior written consent of the Indemnified Party before entering into any settlement of such claim (not to be unreasonably withheld), unless the settlement releases the Indemnified Party from all liabilities and obligations with respect to such claim and does not impose injunctive or other equitable relief against the Indemnified Party.  The Indemnified Party and the Indemnifying Party each agrees to fully cooperate in all matters covered by this Section 9.5(b), including, as required, the furnishing of books and records, personnel and witnesses and the execution of documents, in each case as necessary for any defense of such third party claim and at no cost to the other party.  Anything in this Section 9.5(b) to the contrary notwithstanding, the control of any claims or proceedings in respect of or relating to Taxes and the procedures related thereto shall be governed exclusively by Section 9.4(e).

9.6           Exclusive Remedy.  After the Closing Date, this Article IX shall provide the exclusive remedy for any of the matters addressed herein or other claims arising out of this Agreement, except in the case of fraud in connection with or relating to this Agreement or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available.

9.7           Damages Net of Insurance.   For the purposes of this Article IX, “Damages” shall be net of any insurance or other recoveries (net of any related deductible or expenses incurred in securing such recovery) actually received by the Indemnified Party or its Affiliates as a result of the liability or loss giving rise to the right of indemnification (any such source of recovery a “Collateral Source”).  If the amount to be netted hereunder in connection with a Collateral Source from any payment required under this Article IX is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to the Indemnified Party, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article IX had such determination been made at the time of such payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments to be made by the Indemnifying Party pursuant to this Article IX.

ARTICLE X
GENERAL PROVISIONS

10.1         Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

10.2         Notices.  All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Seller, to:

Mercantile Bank.
200 North 33rd Street
PO Box 3455
Quincy, IL 62305-3455
Attention: Mike McGrath
Fax: (217) 223-5032

with a copy to:

DLA Piper LLP (US)
500 Eighth Street, N.W.
Washington, D.C.  20004
Attention: Michael P. Reed
Fax: (202) 799-5229

(b)           if to Purchaser, to:
HNB National Bank
100 North Main Street
Hannibal, MO 63401
Attention: Ron Verdier
Attention: Hal Benedict
Fax: (573) 406-0217

with a copy to:

Husch Blackwell LLP
1620 Dodge Street, Suite 2100
Omaha, NE 68102
Attention: H. Dale Dixon
Fax: (402) 964-5050

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

10.3         Interpretation.  For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified.  It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement.

10.4         Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.5         Entire Agreement.  This Agreement (including the Disclosure Schedule and other documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof other than the Confidentiality Agreement.

10.6         Governing Law; Waiver of Jury Trial.

(a)           This Agreement shall be governed and construed in accordance with the laws of the State of Illinois, without regard to any applicable conflicts of law.

(b)           The parties hereby (i) irrevocably submit to the exclusive jurisdiction of the Federal Courts of the United States of America located in the State of Illinois (the “Federal Courts”), or, if jurisdiction in the Federal Courts is not available, the courts of the State of Illinois (the “Illinois Courts”), in respect of any claim, dispute or controversy relating to  or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the transactions contemplated hereby or thereby (any such claim being a “Covered Claim”); (ii) irrevocably agree to request that the Federal Courts, or as applicable, the Illinois Courts adjudicate any Covered Claim on an expedited basis and to cooperate with each other to assure that an expedited resolution of any such dispute is achieved; (iii) waiver, and agree not to assert, as a defense in any action, suit or proceeding raising a Covered Claim that any of the parties hereto is not subject to the personal jurisdiction of the Illinois Courts or the Federal Courts or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such courts, and (iv) irrevocably agree to abide by the rules of procedure applied by the Federal Courts, or as applicable, the Illinois Courts (including the procedures for expedited pre-trial discovery) and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction.  The parties further agree that any Covered Claim has a significant connection with the State of Illinois and will not contend otherwise in any proceeding in any court of any other jurisdiction.  Each party represents that it has agreed to the jurisdiction of the Federal Courts and the Illinois Courts in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedure and law applied in the Federal Courts and the Illinois Courts and has not relied on any representation by any other party or its Affiliates, representatives or advisors as to the content, scope, or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction.  Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail.  Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law.

(c)            EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT:  (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7         Specific Performance.  The parties agree that irreparable damage would occur in the event that any party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

10.8         Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.9         Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signature page follows]

IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MERCANTILE BANK

By:	/s/ Lee R. Keith
Name:	Lee R. Keith
Title:	Chairman

HNB NATIONAL BANK

By:	/s/ R. Dean Phillips
Name:	R. Dean Phillips
Title:	Chairman of the Board

[Signature Page to Purchase Agreement]